FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated May 5, 2004

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 5, 2004

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Relations CREDIT SUISSE GROUP P.O. Box 1 CH-8070 Zurich www.credit-suisse.com Telephone +41 1 333 88 44 Telefax +41 1 333 88 77 media.relations@credit-suisse.com

CREDIT SUISSE GROUP REPORTS STRONG REVENUE GROWTH AND NET INCOME OF
CHF 1.9 BILLION FOR THE FIRST QUARTER OF 2004

Credit Suisse Financial Services Delivers Very Strong Net Income Across All Segments and Reports An Annualized Net New Asset Growth Rate of 8.4% at Private Banking

Credit Suisse First Boston Reports Markedly Improved First Quarter Results Reflecting Strong Revenue Growth and Controlled Risk-Taking

Financial Highlights

in CHF million	1Q2004	4Q2003	1Q2003	Change in %	Change in %
				from 4Q2003	from 1Q2003

Net revenues	16,571	12,875	14,696	29	13

Total operating expenses	6,324	6,354	6,047	0	5

Net income	1,861	784	279	137	–

Return on equity	21.3%	9.2%	3.3%	–	–

Earnings per share (in CHF)	1.61	0.66	0.24	–	–

BIS tier 1 ratio	11.5%	11.7%	9.3%	n/a	n/a

n/a: not applicable

Zurich, May 5, 2004 – Credit Suisse Group today reported net income of CHF 1.9 billion for the first quarter of 2004, compared to net income of CHF 279 million in the first quarter of 2003. Credit Suisse Financial Services recorded net income of CHF 1.1 billion in the first quarter of 2004, driven by increased revenue generation and efficiency improvements. Private Banking reported an inflow of CHF 10.8 billion in net new assets, representing an annualized growth rate of 8.4%. Corporate & Retail Banking achieved solid underlying revenues and continued productivity improvements, and both insurance segments recorded high investment income, with lower administration expenses at Life & Pensions and efficiency gains at Non-Life. At Credit Suisse First Boston, first quarter 2004 net income of CHF 759 million demonstrated the business unit’s operating leverage, with progress in revenue growth and controlled risk-taking. Its return on average allocated capital was 28.1% and its pre-tax margin was 23.9%. Credit Suisse Group’s consolidated BIS tier 1 ratio was 11.5% as of March 31, 2004.

Oswald J. Gruebel and John J. Mack, Co-CEOs of Credit Suisse Group, said, “The Group delivered a strong performance in the first quarter, with revenue growth driven by higher levels of client activity and more favorable economic conditions. These results demonstrate the Group’s continued progress in remaining disciplined on costs and risk management, while successfully growing key businesses to realize the full potential of our global platform.”

Oswald J. Gruebel added, “Credit Suisse Financial Services achieved one of its best quarterly results ever. In Private Banking, we succeeded in attracting substantial net new assets and once again clearly demonstrated our leading expertise in product innovation. Corporate & Retail Banking and the insurance segments also contributed significantly to this strong quarterly performance. Going forward, we will continue to build on this progress and strive to maintain and expand our leading positions in key markets.”

John J. Mack concluded, “Credit Suisse First Boston achieved strong revenue growth across a range of businesses and regions. The Firm also continued to improve key client franchises and to lay the foundation for future growth, most significantly with the creation of the Alternative Capital division, which is designed to provide the Firm with the industry’s premier alternative investment platform. Our goal is to achieve further substantial improvements in profitability and thus deliver greater value for the Group’s shareholders.”

Net New Assets

Net New Assets and Assets under Management (AuM) for Q1 2004

in CHF billion	Net New Assets	Total AuM	Change in AuM
			% from 31.12.03

Private Banking	10.8	540.6	5.7
Corporate & Retail Banking	0.9	54.4	1.5
Life & Pensions	2.1	118.6	4.2
Non-Life	n/a	25.8	1.6

Credit Suisse Financial Services	13.8	739.4	5.0

Institutional Securities	1.8	17.6	36.4
Wealth & Asset Management	0.0	484.3	4.4

Credit Suisse First Boston	1.8	501.9	5.2

Credit Suisse Group	15.6	1,241.3	5.1

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Credit Suisse Group recorded a net new asset inflow of CHF 15.6 billion in the first quarter of 2004. Inflows of CHF 10.8 billion at Private Banking − representing an annualized growth rate of 8.4% − were a major contributor to this result. Corporate & Retail Banking reported CHF 0.9 billion of net new assets, and Life & Pensions recorded an inflow of CHF 2.1 billion in the first quarter of 2004. The Institutional Securities segment recorded CHF 1.8 billion of inflows. The Group’s total assets under management amounted to CHF 1,241.3 billion as of March 31, 2004, an increase of 5.1% from December 31, 2003.

Credit Suisse Financial Services

CSFS Business Unit Results

in CHF million	1Q2004	4Q2003	1Q2003	Change in %	Change in %
				from 4Q2003	from 1Q2003

Net revenues	11,888	9,194	10,980	29	8

Total operating expenses	2,761	3,015	2,724	-8	1

Net income	1,112	558	126	99	–

Credit Suisse Financial Services recorded net income of CHF 1.1 billion in the first quarter of 2004, up 99% compared to the fourth quarter of 2003 and up more than seven-fold compared to the first quarter of 2003. All four segments contributed to this increase, which was attributable to good revenue generation and efficiency improvements. Net revenues increased 8% compared to the first quarter of 2003, while total operating expenses remained practically unchanged.

CSFS Net Income by Segment

in CHF million	1Q2004	4Q2003	1Q2003	Change in %	Change in %
				from 4Q2003	from 1Q2003

Private Banking	681	629	396	8	72

Corporate & Retail Banking	189	50	155	278	22

Life & Pensions	139	-176	-517	–	–

Non-Life	103	55	92	87	12

Private Banking reported net income of CHF 681 million, up 72% compared to the first quarter of 2003. Net revenues rose 30% in the first quarter of 2004 compared to the first quarter of 2003. Commissions and fees were also up 30%, driven by a higher average asset base, significantly better brokerage revenues − reflecting increased client activity − and high product issuing fees. Total operating expenses rose 12% compared to the first quarter of 2003, due to higher incentive-related compensation accruals − reflecting the better result − as well as higher commission expenses in line with increased brokerage activity, partially offset by further efficiency improvements. Compared to the fourth quarter of 2003, total operating expenses fell 1%. The cost/income ratio decreased 8.9 percentage points compared to the first quarter of 2003 to 55.3%. The first quarter 2004 gross margin increased 17.0 basis points compared to the first quarter of 2003, to 146.3 basis points.

Corporate & Retail Banking recorded net income of CHF 189 million in the first quarter of 2004, up 22% compared to the first quarter of 2003. Net revenues were practically unchanged compared to the first quarter of 2003. Total operating expenses fell 5% in the same period due to further efficiency gains − partly offset by higher incentive-related compensation accruals. Credit provisions were low in the first quarter. The segment further improved its cost/income ratio to 62.8%, down 4.4 percentage points compared to the first quarter of 2003.

Life & Pensions reported net income of CHF 139 million in the first quarter of 2004, compared to a net loss of CHF 517 million in the first quarter of 2003, which was impacted by the cumulative effect of a change in accounting for provisions for policyholder guarantees and annuities. The total business volume, which includes deposits from policyholders and gross premiums written, declined 2% compared to the first quarter of 2003. Insurance underwriting and acquisition expenses were almost flat, whereas administration expenses decreased 22% in the first quarter of 2004 compared to the first quarter of 2003. The expense ratio improved by 0.9 percentage points to 6.6% in the first quarter of 2004 compared to the first quarter of 2003. Net investment income was strong, up 31% compared to the first quarter of 2003. On March 24, 2004, the Swiss government passed legislation that provides for a mandatory participation in profits to policyholders in respect of the regulated employee benefit business in Switzerland. As a result, initial provisions of CHF 117 million were recorded in the first quarter of 2004, with an after-tax impact of CHF 91 million.

Non-Life reported net income of CHF 103 million for the first quarter of 2004, up 12% from the first quarter of 2003. Net premiums earned also rose 12% compared to the first quarter of 2003. The combined ratio improved by 1.0 percentage points to 100.4% compared to the first quarter of 2003. The claims ratio increased by 2.8 percentage points, and the expense ratio fell 3.8 percentage points compared to the first quarter of 2003, as underwriting and acquisition as well as administration expenses decreased slightly despite higher premium volumes. The segment reported a 66% increase in net investment income in the first quarter of 2004 compared to the first quarter of 2003.

Credit Suisse First Boston

CSFB Business Unit Results

in CHF million	1Q2004	4Q2003	1Q2003	Change in %	Change in %
				from 4Q2003	from 1Q2003

Net revenues	4,863	3,661	4,229	33	15

Total operating expenses	3,722	3,379	3,408	10	9

Net income	759	122	598	–	27

Credit Suisse First Boston reported net income of CHF 759 million in the first quarter of 2004, up 27% − or 39% on a US dollar basis − compared to the first quarter of 2003. This performance demonstrated the business unit’s operating leverage, with progress in revenue growth and controlled risk-taking, accompanied by continued cost controls. First quarter net revenues were up 15% from the first quarter of 2003, reflecting improvements across most revenue categories and regions. Total operating expenses increased 9% compared to the first quarter of 2003. The business unit’s return on average allocated capital was 28.1% and the pre-tax margin was 23.9% in the first quarter of 2004.

CSFB Net Income by Segment

in CHF million	1Q2004	4Q2003	1Q2003	Change in %	Change in %
				from 4Q2003	from 1Q2003

Institutional Securities	623	96	511	–	22

Wealth & Asset Management	136	26	87	423	56

Institutional Securities reported a 22% increase in net income in the first quarter of 2004 − or 34% on a US dollar basis − compared to the first quarter of 2003, benefiting from favorable markets and higher client and proprietary activity. Net revenues rose 12% compared to the first quarter of 2003 − or 23% on a US dollar basis − reflecting a 6% increase in fixed income trading revenues on a US dollar basis, as well as a significant increase in equity trading revenues. In aggregate, debt and equity underwriting revenues were up 41% from the first quarter of 2003, primarily on the strength of leveraged finance, assets and real estate securitizations, and equity new issuances. First quarter 2004 non-compensation expenses were down 12% from the first quarter of 2003 − primarily reflecting the weakening US dollar − and were down 4% on a US dollar basis. Compensation expenses rose 22%, reflecting higher revenues. Institutional Securities achieved substantial progress in respect of its financial benchmarks, reporting a return on average allocated capital of 25.6% and a pre-tax margin of 23.0%.

At Wealth & Asset Management, net income was up 56% in the first quarter of 2004 compared to the first quarter of 2003, due largely to improvements at Credit Suisse Asset Management. Net revenues rose 28% compared to the first quarter of 2003, reflecting higher asset management fees and performance gains on private equity investments and the impact of the consolidation of certain private equity funds under US GAAP. Total operating expenses rose 3% compared to the first quarter of 2003. The segment’s pre-tax margin and return on average allocated capital improved substantially compared to the first quarter of 2003. Credit Suisse Asset Management will henceforth include the new Alternative Capital division, which brings together Credit Suisse First Boston’s alternative investment activities, including private equity and private fund groups.

Outlook
Credit Suisse Group started the year successfully, benefiting from progress achieved in all of its businesses and improved economic conditions. The Group remains optimistic about 2004, given present levels of client activity and current economic conditions.

Enquiries
Credit Suisse Group, Media Relations	Telephone	+41 1 333 88 44
Credit Suisse Group, Investor Relations	Telephone	+41 1 333 45 70

For additional information with respect to Credit Suisse Group’s results for the first quarter of 2004, we refer you to the Group’s Quarterly Report Q1 2004, as well as the Group’s slide presentation for analysts and the press, posted on the Internet at: www.credit-suisse.com/results.

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide. As of March 31, 2004, it reported assets under management of CHF 1,241.3 billion.

Cautionary Statement Regarding Forward-Looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Presentation of Credit Suisse Group’s First Quarter Results 2004 via Webcast and Telephone Conference
Date	Wednesday, May 5, 2004

Time	10.00 CET / 09.00 BST / 04.00 EST

Speakers	Philip K. Ryan, CFO of Credit Suisse Group
Ulrich Koerner, CFO of Credit Suisse Financial Services
Barbara Yastine, CFO of Credit Suisse First Boston

All presentations will be held in English.

Webcast	www.credit-suisse.com/results

Telephone	Europe:	+41 91 610 5600
	UK:	+44 207 107 0611
	USA:	+1 866 291 4166
Reference: ‘Credit Suisse Group quarterly results’

Q&A	You will have the opportunity to ask the speakers questions via the telephone conference following the presentations.

Playback	Video on demand – available approximately three hours after the event at: www.credit-suisse.com/results

Telephone – available approximately one hour after the event; please dial:
	Europe:	+41 91 612 4330
:	UK	+44 207 866 4300
	USA:	+1 412 858 1440

Conference ID: 430#

Note	We recommend that you dial in approximately ten minutes before the start of the presentation for the webcast and telephone conference. Further instructions and technical test functions are now available on our website.

Letter to Shareholders Q1 2004

Dear shareholders,

Credit Suisse Group delivered a strong performance in the first quarter, with revenue growth driven by higher levels of client activity and more favorable economic conditions. These results demonstrate Credit Suisse Group’s continued progress in remaining disciplined on costs and risk management, while successfully growing key businesses to realize the full potential of its global platform.

Credit Suisse Group reported net income of CHF 1.9 billion for the first quarter of 2004, compared to net income of CHF 279 million in the first quarter of 2003.

Credit Suisse Financial Services recorded net income of CHF 1.1 billion in the first quarter of 2004, driven by increased revenue generation and efficiency improvements. Private Banking reported an inflow of CHF 10.8 billion in net new assets, representing an annualized growth rate of 8.4%. Corporate & Retail Banking achieved solid underlying revenues and continued productivity improvements, and both insurance segments recorded high investment income, with lower administration expenses at Life & Pensions and efficiency gains at Non-Life.

At Credit Suisse First Boston, first quarter 2004 net income of CHF 759 million demonstrated the business unit’s operating leverage, with progress in revenue growth and controlled risk-taking. Its return on average allocated capital was 28.1% and its pre-tax margin was 23.9%.

Credit Suisse Group’s consolidated BIS tier 1 ratio was 11.5% as of March 31, 2004.

The first quarter of 2004 represents the first period in which the business was operated in line with US GAAP. Prior period information has been presented in accordance with US GAAP, although the business was managed in line with Swiss GAAP until the end of 2003.

Net new assets
Credit Suisse Group recorded a net new asset inflow of CHF 15.6 billion in the first quarter of 2004. Inflows of CHF 10.8 billion at Private Banking – representing an annualized growth rate of 8.4% – were a major contributor to this result. Corporate & Retail Banking reported CHF 0.9 billion of net new assets, and Life & Pensions recorded an inflow of CHF 2.1 billion in the first quarter of 2004. The Institutional Securities segment recorded CHF 1.8 billion of inflows. Credit Suisse Group’s total assets under management amounted to CHF1,241.3 billion as of March 31, 2004, an increase of 5.1% from December 31, 2003.

Credit Suisse Financial Services
Credit Suisse Financial Services recorded net income of CHF 1.1 billion in the first quarter of 2004, up 99% compared to the fourth quarter of 2003 and up more than seven-fold compared to the first quarter of 2003. All four segments contributed to this increase, which was attributable to good revenue generation and efficiency improvements. Net revenues increased 8% compared to the first quarter of 2003, while total operating expenses remained practically unchanged.

Private Banking
Private Banking reported net income of CHF 681 million, up 72% compared to the first quarter of 2003. Net revenues rose 30% in the first quarter of 2004 compared to the first quarter of 2003. Commissions and fees were also up 30%, driven by a higher average asset base, significantly better brokerage revenues – reflecting increased client activity – and high product issuing fees. Total operating expenses rose 12% compared to the first quarter of 2003, due to higher incentive-related compensation accruals – reflecting the better result – as well as higher commission expenses in line with increased brokerage activity, partially offset by further efficiency improvements. Compared to the fourth quarter of 2003, total operating expenses fell 1%. The cost/income ratio decreased 8.9 percentage points compared to the first quarter of 2003 to 55.3%. The first quarter 2004 gross margin increased 17.0 basis points compared to the first quarter of 2003, to 146.3 basis points.

Corporate & Retail Banking
Corporate & Retail Banking recorded net income of CHF 189 million in the first quarter of 2004, up 22% compared to the first quarter of 2003. Net revenues were practically unchanged compared to the first quarter of 2003. Total operating expenses fell 5% in the same period due to further efficiency gains, – partly offset by higher incentive-related compensation accruals. Credit provisions were low in the first quarter. The segment further improved its cost/income ratio to 62.8%, down 4.4 percentage points compared to the first quarter of 2003.

Life & Pensions
Life & Pensions reported net income of CHF 139 million in the first quarter of 2004, compared to a net loss of CHF 517 million in the first quarter of 2003, which was impacted by the cumulative effect of a change in accounting for provisions for policyholder guarantees and annuities. The total business volume, which includes deposits from policyholders and gross premiums written, declined 2% compared to the first quarter of 2003. Insurance underwriting and acquisition expenses were almost flat, whereas administration expenses decreased 22% in the first quarter of 2004 compared to the first quarter of 2003. The expense ratio improved by 0.9 percentage points to 6.6% in the first quarter of 2004 compared to the first quarter of 2003. Net investment income was strong, up 31% compared to the first quarter of 2003. On March 24, 2004, the Swiss government passed legislation that provides for a mandatory participation in profits to policyholders in respect of the regulated employee benefit business in Switzerland. As a result, initial provisions of CHF 117 million were recorded in the first quarter of 2004, with an after-tax impact of CHF 91 million.

Non-Life
Non-Life reported net income of CHF 103 million for the first quarter of 2004, up 12% from the first quarter of 2003. Net premiums earned rose 12% compared to the first quarter of 2003. The combined ratio improved by 1.0 percentage points to 100.4% compared to the first quarter of 2003. The claims ratio increased by 2.8 percentage points, and the expense ratio fell 3.8 percentage points compared to the first quarter of 2003, as underwriting and acquisition as well as administration expenses decreased slightly despite higher premium volumes. The segment reported a 66% increase in net investment income in the first quarter of 2004 compared to the first quarter of 2003.

Credit Suisse First Boston
Credit Suisse First Boston reported net income of CHF 759 million in the first quarter of 2004, up 27% – or 39% on a US dollar basis – compared to the first quarter of 2003. This performance demonstrated the business unit’s operating leverage, with progress in revenue growth and controlled risk-taking, accompanied by continued cost controls. First quarter net revenues were up 15% from the first quarter of 2003, reflecting improvements across most revenue categories and regions. Total operating expenses increased 9% compared to the first quarter of 2003. The business unit’s return on average allocated capital was 28.1% and the pre-tax margin was 23.9% in the first quarter of 2004.

Institutional Securities
Institutional Securities reported a 22% increase in net income in the first quarter of 2004 – or 34% on a US dollar basis – compared to the first quarter of 2003, benefiting from favorable markets and higher client and proprietary activity. Net revenues rose 12% compared to the first quarter of 2003 – or 23% on a US dollar basis – reflecting a 6% increase in fixed income trading revenues on a US dollar basis, as well as a significant increase in equity trading revenues. In aggregate, debt and equity underwriting revenues were up 41% from the first quarter of 2003, primarily on the strength of leveraged finance, assets and real estate securitizations, and equity new issuances. First quarter 2004 non-compensation expenses were down 12% from the first quarter of 2003 – primarily reflecting the weakening US dollar – and were down 4% on a US dollar basis. Compensation expenses rose 22%, reflecting higher revenues. Institutional Securities achieved substantial progress in respect of its financial benchmarks, reporting a return on average allocated capital of 25.6% and a pre-tax margin of 23.0%.

Wealth & Asset Management
At Wealth & Asset Management, net income was up 56% in the first quarter of 2004 compared to the first quarter of 2003, due largely to improvements at Credit Suisse Asset Management. Net revenues rose 28% compared to the first quarter of 2003, reflecting higher asset management fees and performance gains on private equity investments and the impact of the consolidation of certain private equity funds under US GAAP. Total operating expenses rose 3% compared to the first quarter of 2003. The segment’s pre-tax margin and return on average allocated capital improved substantially compared to the first quarter of 2003. Credit Suisse Asset Management will henceforth include the new Alternative Capital division, which brings together Credit Suisse First Boston’s alternative investment activities, including the private equity and private fund groups.

Outlook
Credit Suisse Group started the year successfully, benefiting from progress achieved in all of its businesses and improved economic conditions. We remain optimistic about 2004, given present levels of client activity and current economic conditions.

Oswald J. Grübel John J. Mack
May 2004

Segment reporting
	Net revenues			Net income

in CHF m	1Q2004	4Q2003	1Q2003	1Q2004	4Q2003	1Q2003

Private Banking	1,940	1,818	1,487	681	629	396
Corporate & Retail Banking	787	826	774	189	50	155
Life & Pensions	6,036	3,607	6,047	139	(176)	(517)
Non-Life	3,125	2,943	2,672	103	55	92
Institutional Securities	3,997	2,705	3,554	623	96	511
Wealth & Asset Management	866	956	675	136	26	87
Corporate Center	(180)	20	(513)	(10)	104	(445)

Credit Suisse Group	16,571	12,875	14,696	1,861	784	279

	Total assets

in CHF m	31.03.04	31.12.03

Private Banking	197,822	174,934
Corporate & Retail Banking	101,501	98,468
Life & Pensions and Non-Life	168,757	163,028
Institutional Securities	762,931	644,375
Wealth & Asset Management	8,066	7,418
Corporate Center	(100,881)	(83,915)

Credit Suisse Group	1,138,196	1,004,308

Consolidated statements of income (unaudited)
				Change	Change
				in % from	in % from
in CHF m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Interest and dividend income	7,742	7,209	6,527	7	19
Interest expense	(4,663)	(4,169)	(4,032)	12	16

Net interest income	3,079	3,040	2,495	1	23

Commissions and fees	3,571	3,275	3,029	9	18
Trading revenues	1,516	794	1,287	91	18
Realized gains/(losses) from investment securities, net	528	353	81	50	–
Insurance net premiums earned	7,417	5,142	7,458	44	(1)
Other revenues	460	271	346	70	33

Total noninterest revenues	13,492	9,835	12,201	37	11

Net revenues	16,571	12,875	14,696	29	13

Policyholder benefits, claims and dividends	7,594	6,437	7,367	18	3
Provision for credit losses	34	191	197	(82)	(83)

Total benefits, claims and credit losses	7,628	6,628	7,564	15	1

Insurance underwriting, acquisition and administration expenses	1,059	1,223	1,145	(13)	(8)
Banking compensation and benefits	3,428	2,526	2,942	36	17
Other expenses	1,833	2,562	1,935	(28)	(5)
Restructuring charges	4	43	25	(91)	(84)

Total operating expenses	6,324	6,354	6,047	0	5

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,619	(107)	1,085	–	141

Income tax expense/(benefit)	570	(946)	318	–	79
Dividends on preferred securities for consolidated entities	0	34	32	–	–
Minority interests, net of tax	119	(29)	(1)	–	–

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1,930	834	736	131	162

Income/(loss) from discontinued operations, net of tax	(64)	(38)	69	68	–
Extraordinary items, net of tax	0	2	4	–	–
Cumulative effect of accounting changes, net of tax	(5)	(14)	(530)	(64)	(99)

Net income	1,861	784	279	137	–

Return on equity	21.3%	9.2%	3.3%

Earnings per share in CHF
Basic earnings per share	1.61	0.66	0.24
Diluted earnings per share	1.48	0.64	0.24

Key figures
			Change
			in % from
in CHF m, except where indicated	31.03.04	31.12.03	31.12.03

Total assets	1,138,196	1,004,308	13
Shareholders' equity	35,338	33,991	4

Assets under management in CHF bn	1,241.3	1,181.1	5

Market price per registered share in CHF	43.90	45.25	(3)

Market capitalization	49,124	51,149	(4)

Book value per share in CHF	31.58	30.07	5

BIS tier 1 ratio	11.5%	11.7%	–
BIS total capital ratio	16.4%	17.4%	–

Additional information
Additional information on the Credit Suisse Group’s first quarter 2004 results can be obtained in the Quarterly Report 1/04 and the analysts’ presentation, which are available on our website at: www.credit-suisse.com/results. The Quarterly Report (English only) can be ordered at Credit Suisse, KIDM23, Uetlibergstrasse 231, 8070 Zurich, fax: +41 1 332 7294.

Cautionary Statement Regarding Forward-Looking Information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
Tel. +41 1 212 1616
Fax +41 1 333 2587
www.credit-suisse.com

English

5520174

QUARTERLY REPORT 2004 Q1

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide.

QUARTERLY REPORT 2004
Cautionary statement regarding forward-looking information
EDITORIAL
CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q1/2004
AN OVERVIEW OF CREDIT SUISSE GROUP
Change in primary accounting standard
Equity capital
Winterthur solvency
Net new assets
Revenues and expenses
Policyholder benefits, claims and dividends
Provision for credit losses
Outlook
Credit Suisse Group structure
RISK MANAGEMENT
Economic Risk Capital Trends
Trading risks
Loan exposure
REVIEW OF BUSINESS UNITS | CREDIT SUISSE FINANCIAL SERVICES
Private Banking
Corporate & Retail Banking
Life & Pensions
Non-Life
REVIEW OF BUSINESS UNITS | CREDIT SUISSE FIRST BOSTON
Institutional Securities
Wealth & Asset Management
CREDIT SUISSE FIRST BOSTON | SUPPLEMENTAL INFORMATION
CONDENSED CONSOLIDATED FINANCIAL INFORMATION | CREDIT SUISSE GROUP
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Basis of presentation
Share-based compensation
New accounting pronouncements
Financial instruments with off-balance sheet risk
Guarantees
Other Off-Balance Sheet Commitments
INFORMATION FOR INVESTORS

Cautionary statement regarding forward-looking information
This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

EDITORIAL

Oswald J. Grübel
Co-CEO Credit Suisse Group
Chief Executive Officer
Credit Suisse Financial Services

John J. Mack
Co-CEO Credit Suisse Group
Chief Executive Officer
Credit Suisse First Boston

Dear shareholders, clients and colleagues

Credit Suisse Group reported net income of CHF 1.9 billion in the first quarter of 2004. This positive result was driven primarily by increased revenues across all businesses, improved economic conditions and the continued focus on cost efficiency. The Group’s business units clearly demonstrated the strength of their client franchise, product innovation and operating leverage – meaning their ability to generate higher revenues without a corresponding increase in costs.

Credit Suisse Financial Services achieved one of its best quarterly results ever, with net income of CHF 1.1 billion in the first quarter of 2004, mainly reflecting higher revenues as well as continued cost discipline. All four segments reported very good net income, with a particularly strong performance at Private Banking, which achieved net income of CHF 681 million due mainly to an increased asset base, client activity and product issuance. The segment reported strong net new asset inflows of CHF 10.8 billion for the quarter, representing a very high annualized growth rate of 8.4%. Its gross margin remained high. The good first quarter result recorded by Corporate & Retail Banking reflected solid underlying revenues and the segment’s continuing focus on productivity. Moreover, both insurance segments – Life & Pensions and Non-Life – reported high investment income and further improvements in cost efficiency.

Credit Suisse First Boston recorded net income of CHF 759 million in the first quarter of 2004, demonstrating the business unit’s operating leverage. This performance reflected higher revenues and improved global capital markets. In the first quarter of 2004, Institutional Securities had strong results in the fixed income and equity underwriting and trading businesses, due to more favorable capital markets and improved customer-related activities and trading opportunities. Wealth & Asset Management increased its net income to CHF 136 million, largely on improved fee income and higher asset levels. The solid first quarter performance was reflected in its improved pre-tax margin and return on average allocated capital. In the first quarter of 2004, Credit Suisse First Boston announced the creation of the Alternative Capital division, bringing together its alternative investment activities, including the private equity and private fund groups, in order to better align Credit Suisse First Boston’s significant product capabilities with the high level of market demand.

On January 1, 2004, Credit Suisse Group changed its primary accounting standard from Swiss GAAP to US GAAP. The first quarter of 2004 represents the first period in which the business was operated in line with US GAAP. Prior-period information has been presented in accordance with US GAAP, although the business was managed in line with Swiss GAAP until the end of 2003.

Credit Suisse Group started the year successfully, benefiting from progress achieved in all of its businesses and improved economic conditions. We remain optimistic about 2004 given present levels of client activity and current economic conditions.

Oswald J. Grübel John J. Mack
May 2004

CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q1/2004

Credit Suisse Group financial highlights
				Change	Change
				in % from	in % from

in CHF m, except where indicated	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Consolidated income statement
Net revenues	16,571	12,875	14,696	29	13
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1,930	834	736	131	162
Net income	1,861	784	279	137	–

Return on equity	21.3%	9.2%	3.3%	–	–

Earnings per share
Basic earnings per share in CHF	1.61	0.66	0.24	–	–
Diluted earnings per share in CHF	1.48	0.64	0.24	–	–

Net new assets in CHF bn	15.6	4.7	(1.5)	–	–

			Change
			in % from
in CHF m, except where indicated	31.03.04	31.12.03	31.12.03

Assets under management in CHF bn	1,241.3	1,181.1	5

Consolidated balance sheet
Total assets	1,138,196	1,004,308	13
Shareholders' equity	35,338	33,991	4

Consolidated BIS capital data 1)
Risk-weighted assets	201,161	190,761	–
Tier 1 ratio	11.5%	11.7%	–
Total capital ratio	16.4%	17.4%	–

Number of employees
Switzerland – banking segments	19,084	19,301	(1)
Switzerland – insurance segments	6,154	6,426	(4)
Outside Switzerland – banking segments	20,422	20,310	1
Outside Switzerland – insurance segments	14,328	14,440	(1)

Number of employees (full-time equivalents)	59,988	60,477	(1)

Stock market data
Market price per registered share in CHF	43.90	45.25	(3)
Market price per American Depositary Share in USD	34.80	36.33	(4)
Market capitalization	49,124	51,149	(4)
Market capitalization in USD m	38,941	41,066	(5)
Book value per share in CHF	31.58	30.07	5

Shares outstanding	1,118,998,681	1,130,362,948	(1)

1) All calculations through December 31, 2003, on the basis of Swiss GAAP. Further details see page 5.

For further information for investors are presented on page 44.

AN OVERVIEW OF CREDIT SUISSE GROUP

Credit Suisse Group achieved a strong start to 2004, reporting net income of CHF 1.9 billion in the first quarter of 2004, up CHF 1.6 billion compared to the first quarter of 2003. Net revenues were up 13% to CHF 16.6 billion compared with the first quarter of 2003. The result was driven by revenue growth in its banking business, continued strong investment performance at Winterthur, cost discipline and the improved overall global economy. In the first quarter of 2004, Credit Suisse Financial Services reported net income of CHF 1.1 billion and Credit Suisse First Boston reported net income of CHF 759 million.

Credit Suisse Financial Services reported net income of CHF 1.1 billion in the first quarter of 2004, compared to CHF 126 million in the first quarter of 2003, reflecting higher revenues and efficiency improvements. All four segments reported very strong net income. Private Banking reported net income of CHF 681 million, driven mainly by high commissions and fees. Corporate & Retail Banking recorded net income of CHF 189 million, based on solid underlying revenues, low credit provisions and low operating expenses. Life & Pensions’ net income of CHF 139 million was driven by high investment income and the continued containment of administration expenses. Non-Life reported net income of CHF 103 million, reflecting significant premium growth, high investment income and further improvements in cost efficiency.

Credit Suisse First Boston reported net income of CHF 759 million in the first quarter of 2004, an increase of 27% compared to the first quarter of 2003, reflecting client-driven revenues, overall improvements in capital markets activity and accompanied by continued cost control. The Institutional Securities segment reported net income of CHF 623 million, an increase of 22% compared to the first quarter of 2003, reflecting increased revenues across most business lines, which were partially offset by increased compensation and benefits. Total investment banking revenues increased by 3% compared to the first quarter of 2003, attributable to debt and equity underwriting. Total trading revenues increased by 12% due to improving global economic conditions. The Wealth & Asset Management segment reported net income of CHF 136 million, an increase of 56% from the first quarter of 2003, primarily reflecting improved revenues from Credit Suisse Asset Management.

Earnings per share in the first quarter of 2004 were CHF 1.61, compared to CHF 0.24 in the first quarter of 2003. The Group’s return on equity was 21.3% in the first quarter of 2004 versus 3.3% in the first quarter of 2003.

Change in primary accounting standard
On January 1, 2004, Credit Suisse Group changed its primary accounting standard from Swiss GAAP to US GAAP. This change was a result of its long-term plan to move to an internationally recognized accounting standard, as well as the requirement of the Swiss Exchange for large listed companies to adopt US GAAP or IFRS.

The first quarter of 2004 represents the first period in which the business was operated in line with US GAAP. Prior period information has been presented in accordance with US GAAP, although the business was managed in line with Swiss GAAP until the end of 2003.

Equity capital
Credit Suisse Group’s consolidated BIS tier 1 ratio was 11.5% as of March 31, 2004. Capital data for prior periods was prepared on the basis of Swiss GAAP. The Group’s shareholders’ equity as of March 31, 2004, amounted to CHF 35.3 billion.

Winterthur solvency
Winterthur’s solvency position improved with its consolidated EU solvency ratio increasing from 142% as of December 31, 2002 to 168% as of December 31, 2003. With effect from January 1, 2004, Winterthur Group has agreed a new measure of consolidated solvency with the Swiss Federal Office of Private Insurance (“BPV”). This method is based on the existing EU group solvency approach and the Swiss stand-alone solvency regulations, but simplifies the calculation by basing it predominantly on the Winterthur Group’s consolidated financial statements. Surplus capital under this revised approach was CHF 2.1 billion as of December 31, 2003.

Winterthur’s shareholders’ equity was CHF 8.1 billion as of March 31, 2004, and CHF 7.8 billion as of December 31, 2003. As of the same dates, minority interests – which are not included in shareholders’ equity – were CHF 704 million and CHF 618 million, respectively.

Net new assets
The Group reported net new assets of CHF 15.6 billion in the first quarter of 2004, with Private Banking contributing net new assets of CHF 10.8 billion, representing a very high annualized growth rate of 8.4%. Corporate & Retail Banking and Life & Pensions reported net new assets in the first quarter of 2004 of CHF 0.9 billion and CHF 2.1 billion, respectively. A net new asset inflow of CHF 1.8 billion was recorded in Institutional Securities.

As of March 31, 2004, the Group’s total assets under management were CHF 1,241.3 billion, an increase of 5.1% compared to December 31, 2003.

Revenues and expenses
Net revenues in the first quarter of 2004 were CHF 16.6 billion, reflecting a 13% increase compared to the first quarter of 2003. This increase in net revenues compared to the first quarter of 2003 was largely due to an 8% increase in net revenues at Credit Suisse Financial Services to CHF 11.9 billion, resulting mainly from strong results achieved in the Private Banking and Non-Life segments. Credit Suisse First Boston increased its net revenues by 15% compared to the first quarter of 2003 to CHF 4.9 billion, mainly due to improved underwriting and trading results in the Institutional Securities segment.

Total operating expenses in the first quarter of 2004 amounted to CHF 6.3 billion, up 5% compared to the first quarter of 2003. This increase resulted from a 17% increase in banking compensation and benefits in the first quarter of 2004 compared to the first quarter of 2003, reflecting the better results. All non-compensation expenses were lower compared to the first quarter of 2003, whereby insurance underwriting, acquisition and administration expenses decreased by 8%, primarily due to efficiency improvements.

Policyholder benefits, claims and dividends
In the insurance segments, total policyholder benefits, claims and dividends reported in the first quarter of 2004 increased by 3% from the first quarter of 2003, mainly as a result of higher claims in Non-Life as well as legislation passed by the Swiss government on March 24, 2004, which provides for mandatory participation in profits to policyholders in respect of the regulated employee benefit business in Switzerland. Provisions initially recorded as a result of this legislation in the Life & Pensions segment amounted to CHF 117 million before tax and CHF 91 million after tax.

Provision for credit losses
Provision for credit losses in the first quarter of 2004 amounted to CHF 34 million, compared to CHF 197 million in the first quarter of 2003. This level reflects a favorable credit environment.

Outlook
Credit Suisse Group started the year successfully, benefiting from progress achieved in all of its businesses and improved economic conditions. The Group remains optimistic about 2004 given present levels of client activity and current economic conditions.

Credit Suisse Group structure

Effective January 1, 2004, the Insurance segment was renamed Non-Life, and Credit Suisse First Boston reorganized its operations by transferring the private equity and private fund groups from the Institutional Securities segment to the CSFB Financial Services segment, which was renamed Wealth & Asset Management.

Overview of segment results

		Corporate &				Wealth &		Credit
	Private	Retail	Life &		Institutional	Asset	Corporate	Suisse
1Q2004, in CHF m	Banking	Banking	Pensions	Non-Life	Securities	Management	Center	Group

Net revenues	1,940	787	6,036	3,125	3,997	866	(180)	16,571

Policyholder benefits, claims and dividends	–	–	5,380	2,214	–	–	–	7,594
Provision for credit losses	6	48	(1)	0	(21)	0	2	34

Total benefits, claims and credit losses	6	48	5,379	2,214	(21)	0	2	7,628

Insurance underwriting, acquisition and administration expenses	–	–	401	661	–	–	(3)	1,059
Banking compensation and benefits	582	275	–	–	2,251	277	43	3,428
Other expenses	493	219	59	67	847	347	(199)	1,833
Restructuring charges	(2)	0	2	4	0	0	0	4

Total operating expenses	1,073	494	462	732	3,098	624	(159)	6,324

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	861	245	195	179	920	242	(23)	2,619

Income tax expense	175	56	50	14	257	38	(20)	570
Minority interests, net of tax	5	0	7	(1)	40	68	0	119

Income from continuing operations before cumulative effect of accounting changes	681	189	138	166	623	136	(3)	1,930

Income/(loss) from discontinued operations, net of tax	0	0	0	(63)	0	0	(1)	(64)
Cumulative effect of accounting changes, net of tax	0	0	1	0	0	0	(6)	(5)

Net income	681	189	139	103	623	136	(10)	1,861

BIS capital data

	Credit Suisse		Credit Suisse First Boston		Credit Suisse Group

in CHF m, except where indicated	31.03.04	31.12.03	31.03.04	31.12.03	31.03.04	31.12.03

Risk-weighted positions	87,555	85,158	84,981	80,622	184,326	176,911
Market risk equivalents	5,124	4,675	10,747	8,185	16,835	13,850

Risk-weighted assets	92,679	89,833	95,728	88,807	201,161	190,761

Tier 1 capital	7,374	7,362	11,204	12,062	23,040	22,287
of which non-cumulative perpetual preferred securities	0	0	1,049	996	2,225	2,169

Tier 1 ratio	8.0%	8.2%	11.7%	13.6%	11.5%	11.7%

Total capital	10,624	10,630	20,503	20,968	33,049	33,207
Total capital ratio	11.5%	11.8%	21.4%	23.6%	16.4%	17.4%

All calculations through December 31, 2003, on the basis of Swiss GAAP. In 2003, the method for capital treatment of Winterthur was adapted in line with the new requirements defined by the Swiss regulator.
Assets under management/client assets
			Change
			in % from
in CHF bn	31.03.04	31.12.03	31.12.03

Private Banking 1)
Assets under management	540.6	511.3	5.7
Client assets	572.6	541.0	5.8

Corporate & Retail Banking 1)
Assets under management	54.4	53.6	1.5
Client assets	97.0	95.2	1.9

Life & Pensions
Assets under management	118.6	113.8	4.2
Client assets	118.6	113.8	4.2

Non-Life
Assets under management	25.8	25.4	1.6
Client assets	25.8	25.4	1.6

Institutional Securities 2)
Assets under management	17.6	12.9	36.4
Client assets	97.9	84.6	15.7

Wealth & Asset Management 2)
Assets under management 3)	484.3	464.1	4.4
Client assets	502.2	482.1	4.2

Credit Suisse Group
Discretionary assets under management	618.9	585.9	5.6
Advisory assets under management	622.4	595.2	4.6

Total assets under management	1,241.3	1,181.1	5.1

Total client assets	1,414.1	1,342.1	5.4

Net new assets

in CHF bn	1Q2004	4Q2003	1Q2003

Private Banking 1)	10.8	4.3	1.5
Corporate & Retail Banking 1)	0.9	0.3	0.2
Life & Pensions	2.1	(2.0)	2.2
Institutional Securities 2)	1.8	0.7	(0.3)
Wealth & Asset Management 2) 3)	0.0	1.4	(5.1)

Credit Suisse Group	15.6	4.7	(1.5)

1) Effective 1.1.2004, corporate client assets in the Corporate & Retail Banking and Private Banking segments have been excluded from Assets under management and Net new assets. There is a minimal advisory role for such clients and the asset flows are often driven more by liquidity requirements than by pure investment reasons. Corporate client assets remain included in the broader metric Client assets. Prior period balances have been adjusted.
2) Certain adjustments have been made to conform to the current presentation.
3) Excluding assets managed on behalf of other entities within Credit Suisse Group.

RISK MANAGEMENT

Credit Suisse Group’s overall position risk, measured on the basis of Economic Risk Capital (ERC), increased 8% in the first quarter of 2004 compared with the previous quarter. The increase was largely due to higher interest rate, foreign exchange and equity risks. The more narrowly defined average Value-at-Risk (VaR) in US dollar terms for the trading book of Credit Suisse First Boston increased by 32% in the first quarter of 2004, due mainly to higher equity positions. The Group’s total gross loan exposure increased 3% as of March 31, 2004, compared with December 31, 2003.

Economic Risk Capital Trends
Credit Suisse Group assesses risk and economic capital adequacy using its ERC model. ERC is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. Credit Suisse Group assigns ERC for position risk, operational risk and business risk. Position risk measures the potential annual economic loss associated with market, credit and insurance exposures that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes). ERC is not a measure of the potential impact on reported earnings, since non-trading activities generally are not marked to market through earnings.

Credit Suisse Group’s 1-year, 99% position risk ERC increased 8% as of March 31, 2004, compared to December 31, 2003. The increase was largely due to interest rate, foreign exchange and equity risks.

At the end of the first quarter of 2004, 49% of the Group’s position risk ERC was with Credit Suisse First Boston, 47% was with Credit Suisse Financial Services (of which 68% was with the insurance units and 32% was with the banking units) and 4% was with the Corporate Center.

Trading risks
Credit Suisse Group assumes trading risks through the trading activities of the Institutional Securities segment of Credit Suisse First Boston and to a lesser extent the trading activities of the banking segments of Credit Suisse Financial Services. Trading risks are measured using VaR as one of a range of risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. In order to show the aggregate market risk in the Group’s trading books, the table below shows the trading-related market risk for Credit Suisse First Boston, Credit Suisse Financial Services and Credit Suisse Group on a consolidated basis, as measured by a 10-day VaR scaled to a 1-day holding period and based on a 99% confidence level. This means that there is a one in 100 chance of incurring a daily trading loss that is at least as large as the reported VaR.

Credit Suisse First Boston’s average 1-day, 99% VaR in the first quarter of 2004 was CHF 66 million, compared to CHF 53 million in the fourth quarter of 2003. In US dollar terms, Credit Suisse First Boston’s average 1-day, 99% VaR was USD 53 million in the first quarter of 2004, compared to USD 40 million in the fourth quarter of 2003. The 32% increase in average VaR in US dollar terms was mainly due to an increase in equity exposure.

Credit Suisse Financial Services’ average 1-day, 99% VaR in the first quarter of 2004 was CHF 14 million, compared to CHF 13 million in the fourth quarter of 2003. The 14% increase was due primarily to higher inventory positions in structured investment products.

The segments with trading portfolios use backtesting to assess the accuracy of the VaR model. Daily backtesting profit and loss is compared to VaR with a one-day holding period. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects due to movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables. On average, an accurate one-day, 99% VaR model should have no more than four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

Credit Suisse First Boston had no backtesting exceptions over the last 12 months, as evidenced in the graph entitled “CSFB Backtesting”. The histogram entitled “CSFB Trading Revenue Distribution” compares the distribution of daily backtesting profit and loss during the first quarter of 2004 with the distribution of actual trading revenues, which includes fees, commissions, provisions and the profit and loss effects associated with any trading subsequent to the previous night’s positions.

Loan exposure
Credit Suisse Group’s total gross loan exposure was 3% higher at March 31, 2004, compared with December 31, 2003. Loans at Credit Suisse Financial Services increased 3%, while exposure at Credit Suisse First Boston was 2% higher, largely due to foreign currency movements during the period.

Compared to December 31, 2003, non-performing and total impaired loans at Credit Suisse Group declined 11% as of the end of the first quarter of 2004, with reductions reported in both business units.

Non-performing loans at Credit Suisse First Boston declined 16% while total impaired loans were 12% lower. Non-performing loans declined 9% at Credit Suisse Financial Services, while total impaired loans declined 10%.

Provisions for credit losses charged to the income statement for the first quarter of 2004 were CHF 34 million, a significant decrease from both CHF 191 million recorded for the fourth quarter of 2003 and CHF 197 million recorded for the first quarter of 2003. Presented on page 11 are the additions, releases, and recoveries included in calculating the net credit provisions.

Coverage of non-performing loans and total impaired loans improved at Credit Suisse Group and Credit Suisse Financial Services. At Credit Suisse First Boston, coverage of non-performing loans increased while coverage of total impaired loans declined slightly.

Key Position Risk Trends
				Change Analysis: Brief Summary
		Change in % from

in CHF m	31.03.04	31.12.03	31.03.03	31.03.04 vs 31.12.03

Interest Rate, Credit Spread & FX ERC	4,572	19%	30%	Higher interest rate risks at Winterthur due to a shortening of the duration of the bond portfolio plus higher foreign exchange risks at Winterthur.
Equity Investment ERC	3,648	44%	19%	Higher equity risks at CSFB plus a reduction in the diversification benefits across the Group due to more similar risk profiles at CSFB and Winterthur.
Swiss & Retail Lending ERC	1,823	0%	(11%)	No material change.
International Lending ERC	2,437	1%	(26%)	Increase at CSFB due to new commitments, partially offset by a reduction at Winterthur due to the sale of exposures in the context of discontinued businesses.
Emerging markets ERC	1,908	(5%)	6%	Decrease at CSFB as a result of a ratings upgrade of Brazil, partially offset by higher exposures at Winterthur.
Real estate ERC &
Structured asset ERC 1)	3,343	6%	(17%)	Increase in CSFB commercial and residential real estate exposures plus higher positions in asset-backed securities.
Insurance underwriting ERC	674	(3%)	(34%)	No material change.

Simple sum across risk categories	18,405	12%	(2%)

Diversification benefit	(6,059)	21%	1%

Total position risk ERC	12,346	8%	(3%)

1-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC have to be considered. For a more detailed description of the Group’s ERC model, please refer to Credit Suisse Group's Annual Report 2003, which is available on the website: www.credit-suisse.com/annualreport2003. Prior period balances have been restated for methodology changes in order to maintain consistency over time.
1) This category comprises the real estate investments of Winterthur, Credit Suisse First Boston’s commercial real estate exposures, Credit Suisse First Boston’s residential real estate exposures, Credit Suisse First Boston’s asset-backed securities exposure as well as the real estate acquired at auction and real estate for own use in Switzerland.

Market risk in the Credit Suisse Group trading portfolios (99%, 1-day VaR) 1)
	1Q2004						4Q2003

in CHF m	Minimum		Maximum		Average	31.03.04	Minimum		Maximum		Average	31.12.03

Credit Suisse Financial Services
Interest rate & credit spread	3.0		5.4		3.8	3.5	1.4		6.6		4.7	4.7
Foreign exchange rate	1.7		6.9		2.9	4.6	1.2		3.4		2.2	2.0
Equity	7.8		30.4		12.2	12.4	8.7		15.3		10.6	12.7
Commodity	0.4		1.6		0.7	1.4	0.4		1.5		0.9	0.5
Diversification benefit	–	2)	–	2)	(5.4)	(7.5)	–	2)	–	2)	(5.9)	(6.4)

Total	9.6		32.8		14.2	14.4	10.1		18.7		12.5	13.5

Credit Suisse First Boston
Interest rate & credit spread	36.6		80.8		57.6	39.5	30.7		61.9		44.8	58.2
Foreign exchange rate	12.1		30.1		20.2	19.7	8.0		20.9		13.3	15.9
Equity	21.5		48.1		32.4	43.9	22.0		51.5		32.6	23.6
Commodity	0.0		1.0		0.6	0.5	0.3		1.3		0.6	0.9
Diversification benefit	–	2)	–	2)	(44.5)	(39.9)	–	2)	–	2)	(38.8)	(40.3)

Total	46.5		90.0		66.3	63.7	38.1		66.3		52.5	58.3

Credit Suisse Group 3)
Interest rate & credit spread	39.8		73.9		59.0	39.8	36.9		58.9		46.8	58.9
Foreign exchange rate	12.7		20.6		17.6	19.7	12.4		16.8		14.1	16.8
Equity	31.1		47.7		40.8	47.7	24.9		47.3		34.1	24.9
Commodity	0.6		1.3		0.8	1.3	0.6		0.9		0.8	0.8
Diversification benefit	–	2)	–	2)	(39.4)	(42.6)	–	2)	–	2)	(43.3)	(45.3)

Total	65.9		91.1		78.8	65.9	45.5		56.1		52.5	56.1

1) Represents 10-day VaR scaled to a 1-day holding period.
2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
3) The VaR estimates for Credit Suisse Group are performed on a monthly basis and the VaR statistics for Credit Suisse Group therefore refer to monthly numbers. The consolidated VaR estimates for Credit Suisse Group are net of diversification benefits between Credit Suisse First Boston and Credit Suisse Financial Services.

CSFB Backtesting

CSFB Trading Revenue Distribution, 1st Quarter 2004

Loans outstanding
	Credit Suisse		Credit Suisse		Credit Suisse
	Financial Services		First Boston		Group

in CHF m	31.03.04	31.12.03	31.03.04	31.12.03	31.03.04	31.12.03

Consumer loans:
Mortgages	70,505	68,083	0	0	70,505	68,083
Loans collateralized by securities	13,563	14,379	0	0	13,563	14,379
Other	3,261	2,339	992	1,172	4,253	3,511

Consumer loans	87,329	84,801	992	1,172	88,321	85,973

Corporate loans:
Real estate	30,480	30,174	318	188	30,798	30,362
Commercial & industrial loans	35,579	34,097	14,105	13,859	49,684	47,956
Loans to financial institutions	9,272	8,374	4,562	4,473	13,834	12,847
Governments and public institutions	3,444	3,429	1,172	1,152	4,616	4,581

Corporate loans	78,775	76,074	20,157	19,672	98,932	95,746

Loans, gross	166,104	160,875	21,149	20,844	187,253	181,719

(Unearned income)/deferred expenses, net	129	131	(38)	(25)	91	106
Allowance for loan losses	(2,990)	(3,263)	(1,199)	(1,383)	(4,189)	(4,646)

Total loans, net	163,243	157,743	19,912	19,436	183,155	177,179

This disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from other disclosures in this document.

Total loan portfolio exposure and allowances and provisions for credit risk
	Credit Suisse		Credit Suisse		Credit Suisse
	Financial Services		First Boston		Group

in CHF m	31.03.04	31.12.03	31.03.04	31.12.03	31.03.04	31.12.03

Non-performing loans	1,667	1,981	970	996	2,637	2,977
Non-interest earning loans	1,506	1,523	70	246	1,575	1,769

Total non-performing loans	3,173	3,504	1,040	1,242	4,212	4,746

Restructured loans	14	27	239	256	253	283
Potential problem loans	1,611	1,817	354	361	1,965	2,178

Total other impaired loans	1,625	1,844	593	617	2,218	2,461

Total impaired loans	4,798	5,348	1,633	1,859	6,430	7,207

Loans, gross	166,104	160,875	21,149	20,844	187,253	181,719

(Unearned income)/deferred expenses, net	129	131	(38)	(25)	91	106
Allowance for loan losses	(2,990)	(3,263)	(1,199)	(1,383)	(4,189)	(4,646)

Total loans, net	163,243	157,743	19,912	19,436	183,155	177,179

Valuation allowances as % of
Total non-performing loans	94.2%	93.1%	115.3%	111.4%	99.5%	97.9%
Total impaired loans	62.3%	61.0%	73.4%	74.4%	65.1%	64.5%

Allowance for loan losses
	Credit Suisse			Credit Suisse			Credit Suisse
	Financial Services			First Boston			Group

in CHF m	1Q2004	4Q2003	1Q2003	1Q2004	4Q2003	1Q2003	1Q2004	4Q2003	1Q2003

Balance beginning of period	3,263	3,190	4,159	1,383	2,654	3,268	4,646	5,844	7,427

New provisions	127	438	150	38	340	163	165	777	313
Releases of provisions	(64)	(194)	(88)	(67)	(392)	(28)	(131)	(586)	(116)

Net additions charged to income statement	63	244	62	(29)	(52)	135	34	191	197

Gross write-offs	(380)	(169)	(347)	(210)	(1,158)	(356)	(590)	(1,328)	(703)
Recoveries	6	2	8	5	1	0	11	3	7

Net write-offs	(374)	(167)	(339)	(205)	(1,157)	(356)	(579)	(1,325)	(696)

Allowances acquired	0	1	(1)	0	25	0	0	26	(1)
Provisions for interest	10	5	12	13	52	30	24	57	42
Foreign currency translation impact and other adjustments, net	28	(10)	(1)	37	(139)	(94)	64	(147)	(94)

Balance end of period	2,990	3,263	3,892	1,199	1,383	2,983	4,189	4,646	6,875

REVIEW OF BUSINESS UNITS | CREDIT SUISSE FINANCIAL SERVICES

Credit Suisse Financial Services recorded net income of CHF 1.1 billion in the first quarter of 2004, reflecting higher revenues and efficiency improvements. All four segments reported very strong net income – particularly Private Banking, which achieved high revenue growth with a significant increase in commissions. The Private Banking segment also recorded a very high annualized net new asset growth rate of 8.4%.

Credit Suisse Financial Services recorded net income of CHF 1.1 billion in the first quarter of 2004, up 99% versus the fourth quarter of 2003 and up more than seven-fold compared to the corresponding period of the previous year. The increase was primarily attributable to strong growth in revenues. Furthermore, all of Credit Suisse Financial Services’ businesses continued to focus on improving the efficiency of their processes.

All four segments reported strong net income. Private Banking reported net income of CHF 681 million, driven mainly by high revenue growth. Corporate & Retail Banking recorded net income of CHF 189 million, based on solid underlying revenues, low credit provisions and low operating expenses. Life & Pensions’ net income of CHF 139 million was driven by high investment income and the continued containment of administration expenses. On March 24, 2004, the Swiss government passed legislation that provides for a mandatory participation in profits to policyholders in respect of the regulated employee benefit business in Switzerland. Initial provisions reflecting this legislation were recorded in the first quarter of 2004 and amounted to CHF 91 million after tax. Non-Life reported net income of CHF 103 million resulting from high investment income and further improvements in cost efficiency.

At the end of the first quarter of 2004, Credit Suisse Financial Services announced structural changes in its banking segments that will bring Private Banking and Corporate & Retail Banking together under a joint management structure. By simplifying and increasing cooperation between front office areas, the new combined Banking division will be able to enhance client service. The Banking division will continue to report its financial results according to two separate segments.

Private Banking
In the first quarter of 2004, Private Banking reported net income of CHF 681 million, up CHF 285 million, or 72%, versus the first quarter of 2003. The segment achieved strong revenue growth and very high growth in net new assets and assets under management. In a good market environment, Private Banking demonstrated the strength of its franchise, its leading expertise in product innovation and the effectiveness of its open-architecture product platform.

Net revenues amounted to CHF 1.9 billion in the first quarter of 2004, representing an increase of 30% versus the first quarter of 2003 and an increase of 7% versus the fourth quarter of 2003. The fourth quarter had been positively impacted by divestiture gains and by gains on interest rate derivatives used for risk management purposes that do not qualify for hedge accounting. Commissions and fees were up 30% versus the first quarter of 2003. This increase was driven by a higher average asset base, significantly better brokerage revenues, reflecting increased client activity, and high product issuing fees. Trading revenues were negatively impacted in the amount of CHF 7 million due to a change in the fair value of interest rate derivatives, whereas the previous quarter and the first quarter of 2003 included a positive impact of CHF 76 million and CHF 26 million, respectively.

Total operating expenses amounted to CHF 1.1 billion in the first quarter of 2004, up 12% compared to the first quarter of 2003, driven by higher incentive-related compensation accruals, reflecting the better result, as well as by higher commission expenses in line with increased brokerage activity, partially offset by further efficiency improvements. Compared to the fourth quarter of 2003, operating expenses decreased 1%.

The cost/income ratio improved to 55.3% for the first quarter of 2004, compared with 64.2% in the first quarter of 2003.

Private Banking’s gross margin stood at a high 146.3 basis points in the first quarter of 2004, up 4.6 basis points compared to the previous quarter and up 17.0 basis points compared to the first quarter of 2003.

Private Banking succeeded in achieving its goal of generating a very good net new asset inflow. Net new assets in the first quarter of 2004 amounted to CHF 10.8 billion, representing a very high annualized growth rate of 8.4%. This reflects broad asset inflows from all markets. Assets under management were CHF 540.6 billion at the end of the first quarter of 2004, up CHF 29.3 billion, or 5.7%, compared to year-end 2003.

Corporate & Retail Banking
Corporate & Retail Banking recorded net income of CHF 189 million in the first quarter of 2004, up CHF 34 million, or 22%, versus the corresponding period of 2003. This good result reflects Corporate & Retail Banking’s continuing efforts to further increase profitability and was driven by solid underlying revenues, low credit provisions and low operating expenses.

Net revenues in the reporting period amounted to CHF 787 million, practically unchanged versus the first quarter of 2003, but down 5% versus the fourth quarter of 2003. The quarter-on-quarter decrease was due to the fair value change in interest rate derivatives used for risk management purposes as mentioned on page 13. The resulting negative impact of CHF 31 million in the first quarter of 2004 was recorded in trading revenue, whereas changes in fair value of these derivatives led to a positive impact of CHF 53 million in the previous quarter, and of CHF 32 million in the first quarter of 2003. The decrease was partially offset by higher commissions and fees, which were up 20% versus the first quarter of 2003 and up 7% versus the fourth quarter of 2003, driven by higher transaction revenues.

Provisions for credit losses were low at CHF 48 million, compared to CHF 225 million in the fourth quarter of 2003, due to a favorable credit environment. Total impaired loans declined CHF 376 million to CHF 4.5 billion as of March 31, 2004, compared to the end of the previous quarter.

In the first quarter of 2004, total operating expenses decreased CHF 26 million, or 5%, versus the corresponding period of 2003, due to further efficiency gains partly offset by higher incentive-related compensation accruals. Total operating expenses were down CHF 58 million, or 11%, compared to the fourth quarter of 2003, additionally reflecting seasonality.

The return on average allocated capital increased to 15.1% in the first quarter of 2004, compared to 12.5% in the first quarter of 2003, and 4.0% in the previous quarter. Corporate & Retail Banking further improved its cost/income ratio to 62.8%, down 4.0 percentage points compared to the fourth quarter of 2003, and down 4.4 percentage points compared to the first quarter of 2003.

Life & Pensions
In the first quarter of 2004, Life & Pensions reported net income of CHF 139 million, compared to a net loss of CHF 517 million in the first quarter of 2003. This strong quarterly result was positively impacted by a high level of investment income and the continued containment of administration expenses, and included a charge due to the introduction of the new legislation for the Swiss employee benefit business.

This significant change compared to the corresponding quarter of 2003 was primarily driven by the impact on the first quarter of 2003 of the cumulative effect of a change in accounting for provisions for policyholder guarantees and annuities, which were required as a result of new accounting rules. These provisions primarily impacted deferred annuities for the regulated Swiss employee benefit business. Life & Pensions recorded an initial provision of CHF 529 million, net of tax, in the first quarter of 2003 to reflect the cumulative effect of this accounting change.

Total business volume, which includes deposits from policyholders and gross premiums written, declined 2% compared to the corresponding quarter of 2003. Deposit business increased CHF 215 million, or 18%, versus the first quarter of 2003, reflecting Life & Pensions’ strategy of introducing investment-type products such as unit-linked policies. Gross premiums written were down CHF 341 million, or 7%, to CHF 4.6 billion, reflecting lower volumes in group life and individual business. Net new assets amounted to CHF 2.1 billion in the first quarter of 2004, compared to CHF 2.2 billion in the first quarter of 2003.

Compared to the first quarter of the previous year, net investment income increased by CHF 310 million to CHF 1.3 billion. This high level of net investment income in the first quarter of 2004 primarily reflected net realized gains, resulting from active portfolio management and the effect of modest losses on equity investments, compared to the corresponding quarter of the previous year. In the first quarter of 2004, the net investment return backing traditional life policies amounted to 5.6%, compared to 4.5% in the first quarter of 2003. Current income in the first quarter of 2004 was 3.8%, and realized gains amounted to 1.8%.

In the first quarter of 2004, insurance underwriting and acquisition expenses were almost flat, whereas administration expenses were down CHF 65 million compared to the first quarter of 2003. The expense ratio improved by 0.9 percentage points to 6.6%.

On March 24, 2004, the Swiss government passed legislation that provides for a mandatory participation in profits to policyholders in respect of the regulated employee benefit business in Switzerland. In addition to the ongoing allocation to policyholders in respect of this business, initial provisions reflecting this legislation were recorded in the first quarter of 2004 and amounted to CHF 117 million, with an after-tax impact of CHF 91 million.

Non-Life
Non-Life reported net income of CHF 103 million in the first quarter of 2004, compared to CHF 92 million for the corresponding period of the previous year. This result reflects high net investment income and further improvements in cost efficiency, partly offset by provisions related to the divestiture of Non-Life’s French subsidiary and the impact of an unusually high level of reported large claims.

In the first quarter of 2004, net premiums earned increased by CHF 298 million, or 12%, to CHF 2.8 billion, compared to the corresponding period of the previous year. This growth resulted mainly from tariff increases across most markets and a CHF 133 million increase in insurance coverage in the German health business, which is also reflected in higher claims reserves.

In the first quarter of 2004, Non-Life recorded a significant increase in net investment income of CHF 126 million to CHF 318 million versus the first quarter of 2003. This high level of investment income reflects higher net realized gains in the first quarter of 2004, resulting from both active portfolio management and a low level of impairments and losses on equity investments, compared to the corresponding quarter of the previous year. In the first quarter of 2004, the total investment return was 5.1%, compared to 3.7% in the first quarter of 2003. Current income was 3.5%, and realized gains were 1.6%.

Claims were up CHF 301 million, or 16%, in the first quarter of 2004 versus the corresponding period of the previous year, due to the impact of an unusually high level of reported large claims and the above-mentioned CHF 133 million increase in reserves due to the higher insurance coverage in the German health business.

The combined ratio improved by 1.0 percentage points compared with the first quarter of 2003, to 100.4%. The claims ratio increased 2.8 percentage points to 76.8% in the first quarter of 2004 versus the corresponding period of the previous year.

The expense ratio decreased 3.8 percentage points to 23.6% in the first quarter of 2004, compared to the corresponding period of the previous year, as insurance underwriting and acquisition as well as administration expenses decreased slightly, despite higher premium volumes.

Non-Life reported a loss from discontinued operations of CHF 63 million net of tax in the first quarter of 2004. Included in this charge are provisions related to the divestiture of Non-Life’s French subsidiary Rhodia Assurances S.A. in the first quarter of 2004 in the amount of CHF 33 million before taxes. The sale of Rhodia Assurances S.A. is expected to be completed in the third quarter of 2004, subject to regulatory approval.

Credit Suisse Financial Services
				Change	Change
				in % from	in % from

in CHF m, except where indicated	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Net revenues	11,888	9,194	10,980	29	8

Total benefits, claims and credit losses	7,647	6,676	7,425	15	3

Total operating expenses	2,761	3,015	2,724	(8)	1

Net income	1,112	558	126	99	–

Cost/income ratio banking segments	57.5%	61.8%	65.2%	–	–

Return on average allocated capital	28.4%	13.7%	2.7%	–	–
Average allocated capital	15,804	15,557	18,628	2	(15)

			Change
			in % from
	31.03.04	31.12.03	31.12.03

Assets under management in CHF bn	739.4	704.1	5

Number of employees (full-time equivalents)	40,531	41,195	(2)

Private Banking income statement
				Change	Change
				in % from	in % from

in CHF m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Net interest income	411	404	345	2	19

Commissions and fees	1,292	1,024	996	26	30
Trading revenues including realized gains/(losses) from investment securities, net	181	250	127	(28)	43
Other revenues	56	140	19	(60)	195

Total noninterest revenues	1,529	1,414	1,142	8	34

Net revenues	1,940	1,818	1,487	7	30

Provision for credit losses	6	(7)	11	–	(45)

Compensation and benefits	582	530	495	10	18
Other expenses	493	541	459	(9)	7
Restructuring charges	(2)	11	0	–	–

Total operating expenses	1,073	1,082	954	(1)	12

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	861	743	522	16	65

Income tax expense	175	113	126	55	39
Minority interests, net of tax	5	4	3	25	67

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	681	626	393	9	73

Income/(loss) from discontinued operations, net of tax	0	2	(1)	–	–
Extraordinary items, net of tax	0	2	4	–	–
Cumulative effect of accounting changes, net of tax	0	(1)	0	–	–

Net income	681	629	396	8	72

Private Banking key information

	1Q2004	4Q2003	1Q2003

Cost/income ratio	55.3%	59.5%	64.2%

Gross margin	146.3 bp	141.7 bp	129.3 bp
of which asset-driven	83.6 bp	76.1 bp	81.1 bp
of which transaction-driven	54.4 bp	51.4 bp	41.8 bp
of which other	8.3 bp	14.2 bp	6.4 bp
Net margin	51.8 bp	49.3 bp	34.8 bp

Net new assets in CHF bn	10.8	4.3	1.5

Average allocated capital in CHF m	3,228	3,157	2,715

			Change
			in % from
	31.03.04	31.12.03	31.12.03

Assets under management in CHF bn	540.6	511.3	6

Total assets in CHF bn	197.8	174.9	13

Number of employees (full-time equivalents)	11,784	11,850	(1)

Corporate & Retail Banking income statement
				Change	Change
				in % from	in % from

in CHF m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Net interest income	536	579	550	(7)	(3)

Commissions and fees	208	194	173	7	20
Trading revenues including realized gains/(losses) from investment securities, net	23	41	27	(44)	(15)
Other revenues	20	12	24	67	(17)

Total noninterest revenues	251	247	224	2	12

Net revenues	787	826	774	(5)	2

Provision for credit losses	48	225	50	(79)	(4)

Compensation and benefits	275	259	281	6	(2)
Other expenses	219	293	239	(25)	(8)

Total operating expenses	494	552	520	(11)	(5)

Income from continuing operations before taxes and cumulative effect of accounting changes	245	49	204	400	20

Income tax expense	56	0	49	–	14

Income from continuing operations before cumulative effect of accounting changes	189	49	155	286	22

Cumulative effect of accounting changes, net of tax	0	1	0	–	–

Net income	189	50	155	278	22

Corporate & Retail Banking key information

	1Q2004	4Q2003	1Q2003

Cost/income ratio	62.8%	66.8%	67.2%

Net new assets in CHF bn	0.9	0.3	0.2

Return on average allocated capital	15.1%	4.0%	12.5%
Average allocated capital in CHF m	5,001	5,004	4,970

			Change
			in % from
	31.03.04	31.12.03	31.12.03

Assets under management in CHF bn	54.4	53.6	1

Total assets in CHF bn	101.5	98.5	3

Mortgages in CHF bn	60.8	59.8	2

Other loans in CHF bn	25.9	25.1	3

Number of branches	214	214	–

Number of employees (full-time equivalents)	8,265	8,479	(3)

Life & Pensions income statement
				Change	Change
				in % from	in % from

in CHF m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Gross premiums written	4,641	2,440	4,982	90	(7)

Net premiums earned	4,612	2,424	4,950	90	(7)

Net investment income	1,311	1,057	1,001	24	31
Other revenues including fees, net revenues from deposit business general and separate account	113	126	96	(10)	18

Net revenues	6,036	3,607	6,047	67	0

Policyholder benefits incurred	4,959	2,779	5,443	78	(9)
Dividends to policyholders incurred	421	1,374	23	(69)	–
Provision for credit losses	(1)	10	(4)	–	(75)

Total benefits, dividends and credit losses	5,379	4,163	5,462	29	(2)

Insurance underwriting and acquisition expenses	164	313	159	(48)	3
Administration expenses	237	236	302	0	(22)
Other expenses	59	119	53	(50)	11
Restructuring charges	2	3	13	(33)	(85)

Total operating expenses	462	671	527	(31)	(12)

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	195	(1,227)	58	–	236

Income tax expense/(benefit)	50	(1,031)	88	–	(43)
Minority interests, net of tax	7	(26)	(4)	–	–

Income/(loss) from continuing operations before cumulative effect of accounting changes	138	(170)	(26)	–	–

Income/(loss) from discontinued operations, net of tax	0	(5)	38	–	–
Cumulative effect of accounting changes, net of tax	1	(1)	(529)	–	–

Net income/(loss)	139	(176)	(517)	–	–

Life & Pensions key information

in CHF m, except where indicated	1Q2004	4Q2003	1Q2003

Total business volume 1)	6,067	3,987	6,193

Expense ratio 2)	6.6%	13.8%	7.5%

Return on average allocated capital	10.9%	(15.3%)	(31.5%)
Average allocated capital in CHF m 3)	5,365	5,292	6,610

1) Includes gross premiums written and policyholder deposits.
2) Insurance underwriting, acquisition and administration expenses as a percentage of total business volume.
3) In the first quarter of 2004, the allocated capital methodology was revised to reflect the new capital requirements of Winterthur defined by the Swiss regulator in 2003. Allocated capital reflects the amount of capital required to meet Credit Suisse Group's internal requirements (i.e. the market requirement based on a multiple of minimum regulatory capital as well as the economic risk capital requirement).

			Change
			in % from
	31.03.04	31.12.03	31.12.03

Assets under management (discretionary) in CHF bn 1)	118.6	113.8	4

Technical provisions in CHF bn	110.0	104.7	5

Number of employees (full-time equivalents)	7,038	7,193	(2)

1) Based on savings-related provisions for policyholders plus off-balance sheet assets.

Life & Pensions investment income
				Change	Change
				in % from	in % from

in CHF m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Net current investment income	1,002	966	952	4	5
of which backing traditional life policies	934	916	915	2	2
of which backing unit-linked liabilities general account	68	50	37	36	84
Realized gains/(losses), net	579	606	(31)	(4)	–
of which backing traditional life policies	447	193	120	132	273
of which backing unit-linked liabilities general account	132	413	(151)	(68)	–

Net investment income before credited investment income to deposit business general account	1,581	1,572	921	1	72

Credited investment income to deposit business general account	(270)	(515)	80	(48)	–

Net investment income	1,311	1,057	1,001	24	31

Total investment income separate account	9	105	(71)	(91)	–

Life & Pensions investment return

in %, except where indicated	1Q2004	4Q2003	1Q2003

Net current investment return backing traditional life policies	3.8%	3.8%	4.0%
Realized gains/(losses) backing traditional life policies	1.8%	0.8%	0.5%

Net investment return backing traditional life policies	5.6%	4.6%	4.5%

Average assets backing traditional life policies in CHF bn	98.7	96.6	92.2

Non-Life income statement
				Change	Change
				in % from	in % from

in CHF m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Gross premiums written	5,471	1,909	4,967	187	10

Reinsurance ceded	(251)	(38)	(284)	–	(12)
Change in provisions for unearned premiums	(2,415)	848	(2,176)	–	11

Net premiums earned	2,805	2,719	2,507	3	12

Net investment income	318	263	192	21	66
Other revenues including fees	2	(39)	(27)	–	–

Net revenues	3,125	2,943	2,672	6	17

Claims and annuities incurred	2,155	1,988	1,854	8	16
Dividends to policyholders incurred	59	298	48	(80)	23
Provision for credit losses	0	9	0	–	–

Total claims, dividends and credit losses	2,214	2,295	1,902	(4)	16

Insurance underwriting and acquisition expenses	366	415	371	(12)	(1)
Administration expenses	295	261	315	13	(6)
Other expenses	67	7	26	–	158
Restructuring charges	4	27	11	(85)	(64)

Total operating expenses	732	710	723	3	1

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	179	(62)	47	–	281

Income tax expense/(benefit)	14	(147)	(33)	–	–
Minority interests, net of tax	(1)	(5)	(1)	(80)	0

Income from continuing operations before cumulative effect of accounting changes	166	90	81	84	105

Income/(loss) from discontinued operations, net of tax	(63)	(32)	11	97	–
Cumulative effect of accounting changes, net of tax	0	(3)	0	–	–

Net income	103	55	92	87	12

Non-Life key information

in %, except where indicated	1Q2004	4Q2003	1Q2003

Combined ratio	100.4%	97.9%	101.4%

Expense ratio	23.6%	24.8%	27.4%

Claims ratio	76.8%	73.1%	74.0%

Return on average allocated capital	18.5%	9.5%	8.4%
Average allocated capital in CHF m 1)	2,211	2,104	4,333

1) In the first quarter of 2004, the allocated capital methodology was revised to reflect the new capital requirements of Winterthur defined by the Swiss regulator in 2003. Allocated capital reflects the amount of capital required to meet Credit Suisse Group's internal requirements (i.e. the market requirement based on a multiple of minimum regulatory capital as well as the economic risk capital requirement).

			Change
			in % from
	31.03.04	31.12.03	31.12.03

Assets under management (discretionary) in CHF bn	25.8	25.4	2

Technical provisions in CHF bn	27.0	24.1	12

Number of employees (full-time equivalents)	13,444	13,673	(2)

Non-Life investment income
				Change	Change
				in % from	in % from

in CHF m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Net current investment income	215	207	200	4	8
Realized gains/(losses), net	103	56	(8)	84	–

Net investment income	318	263	192	21	66

Non-Life investment return

in %, except where indicated	1Q2004	4Q2003	1Q2003

Net current investment return	3.5%	3.3%	3.8%
Realized gains/(losses), net	1.6%	0.9%	(0.1%)

Net investment return	5.1%	4.2%	3.7%

Average assets in CHF bn	24.9	25.0	21.0

Investment portfolio (Life & Pensions and Non-Life)
			Gross	Gross
		Amortized	unrealized	unrealized
in CHF m, as of March 31, 2004	Book value	cost	gains	losses	Fair value

Held-to-maturity debt securities	10,164	10,164	18	30	10,152
Available-for-sale debt securities	73,161	70,322	3,189	350	73,161
Available-for-sale equity securities	6,049	5,496	639	86	6,049
Trading debt securities	1,143	–	–	–	1,143
Trading equity securities	9,735	–	–	–	9,735
Mortgage loans	11,289	–	–	–	11,289
Loans	4,721	–	–	–	4,721
Real estate	8,463	–	–	–	8,797
Other investments	3,401	–	–	–	3,401

Investments, general account	128,126	–	–	–	128,448

Investments, separate account	4,081	–	–	–	4,081

Total investments	132,207	–	–	–	132,529

of which Life & Pensions	109,455	–	–	–	109,552
of which Non-Life	22,752	–	–	–	22,977

in CHF m, as of December 31, 2003

Held-to-maturity debt securities	10,186	10,186	0	165	10,021
Available-for-sale debt securities	71,324	69,546	2,671	893	71,324
Available-for-sale equity securities	5,122	4,622	553	53	5,122
Trading debt securities	1,071	–	–	–	1,071
Trading equity securities	8,591	–	–	–	8,591
Mortgage loans	11,054	–	–	–	11,054
Loans	4,523	–	–	–	4,523
Real estate	8,388	–	–	–	8,682
Other investments	3,733	–	–	–	3,733

Investments, general account	123,992	–	–	–	124,121

Investments, separate account	3,991	–	–	–	3,991

Total investments	127,983	–	–	–	128,112

of which Life & Pensions	105,018	–	–	–	104,923
of which Non-Life	22,965	–	–	–	23,189

Trading securities includes CHF 10,654 m (31.12.03: CHF 9,337 m) held to back unit-linked liabilities in the general account.

REVIEW OF BUSINESS UNITS | CREDIT SUISSE FIRST BOSTON

Credit Suisse First Boston reported net income of CHF 759 million in the first quarter of 2004, up CHF 161 million, or 27%, compared with the first quarter of 2003. This performance demonstrated the business unit’s operating leverage, as progress in revenue growth and controlled risk-taking were underpinned by continued cost controls. Credit Suisse First Boston’s revenues increased 15% to CHF 4.9 billion in the first quarter of 2004 compared to the first quarter of 2003, reflecting improvements across most revenue categories and geographic areas. Return on average allocated capital increased 9.3 percentage points to 28.1% and the pre-tax margin increased 8.1 percentage points to 23.9% compared with the first quarter of 2003.

Credit Suisse First Boston reported net income of CHF 759 million in the first quarter of 2004, up CHF 161 million, or 27% (39% on a US dollar basis), compared with the first quarter of 2003.

Institutional Securities first quarter 2004 net income increased CHF 112 million from the first quarter of 2003, mostly due to significantly improved underwriting and trading revenues, offset by lower advisory fee revenues. Wealth & Asset Management’s net income increased CHF 49 million in the first quarter of 2004 compared with the first quarter of 2003, primarily as a result of improved revenues from Credit Suisse Asset Management. Wealth & Asset Management’s assets under management as of March 31, 2004 increased 4.4%, or CHF 20.8 billion, to CHF 495.3 billion from December 31, 2003.

In 2004, Credit Suisse First Boston reorganized its operations by transferring the private equity and private fund group activities previously in the Institutional Securities segment to the CSFB Financial Services segment, which was renamed Wealth & Asset Management. In the first quarter of 2004, Credit Suisse First Boston announced the creation of the Alternative Capital division of Credit Suisse Asset Management within the Wealth & Asset Management segment. The Alternative Capital division brings together Credit Suisse First Boston’s alternative investment activities, including the private equity and private fund groups.

Credit Suisse First Boston’s effective tax rate for the first quarter of 2004 was 25.4%. Excluding CHF 108 million of non-taxable income arising from private equity investments that are required to be consolidated under new accounting rules (FASB Interpretation No. 46 (Revised), or FIN 46R) effective January 1, 2004, the effective tax rate was 28.0%.

Institutional Securities
Institutional Securities’ first quarter 2004 net income increased CHF 112 million to CHF 623 million compared with the first quarter of 2003 due to a 12% revenue increase (23% on a US dollar basis), a decline in credit provisions and lower non-compensation costs. In a good market environment, Institutional Securities continued its focus on client-related business and increased opportunistic risk-taking. The increase in revenues was primarily due to higher net interest income from the trading businesses, improved commissions and fee revenues, reflecting increased customer flow business, while other revenues reflected higher valuations on legacy assets.

During the first quarter of 2004, recoveries generated a net release of provisions for credit losses. Total impaired loans decreased to CHF 1.6 billion as of March 31, 2004, and the ratio of valuation allowances to total impaired loans remained practically stable compared to December 31, 2003.

Operating expenses of CHF 3.1 billion increased 11%, or CHF 296 million, from the first quarter of 2003. Compensation and benefits expenses increased 22% (34% on a US dollar basis), or CHF 412 million, reflecting the increase in revenues, while non-compensation expenses decreased 12%, primarily reflecting the translation into Swiss francs from the weakening US dollar and cost controls. In US dollars, non-compensation expenses were 4% lower than the first quarter of 2003.

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. First quarter 2004 investment banking revenues increased CHF 27 million, or 3%, to CHF 840 million compared to the first quarter of 2003. First quarter 2004 debt underwriting revenue of CHF 397 million increased 16% compared to the first quarter of 2003 largely as a result of significantly increased asset and real estate securitizations, which benefited from continued low interest rates. Leveraged finance revenues also increased as Credit Suisse First Boston continued to be ranked first in global high-yield new issuances for the first quarter of 2004. Equity underwriting first quarter 2004 revenues more than doubled to CHF 243 million as improving global stock market conditions led to significant increases in new issuance volume compared to low volume levels in early 2003. First quarter 2004 advisory and other fees decreased 44% compared to the first quarter of 2003 due to a decline in Credit Suisse First Boston’s merger and acquisition market activity.

Total trading revenues include revenues from fixed income and equity trading, which benefited from improved market opportunities, higher client activity and increased risk-taking. Fixed income trading generated revenues of CHF 1.9 billion in the first quarter of 2004, a decrease of 3% compared to the first quarter of 2003, primarily as a result of the translation to Swiss francs from the weakening US dollar. In US dollar terms, fixed income trading results increased 6%, principally due to increased flow business in real estate securitizations and leveraged finance, both of which continued to be favorably impacted by a low interest rate environment. Fixed income trading for the first quarter of 2004 was up CHF 985 million, or 111%, from the fourth quarter of 2003 with an increase across many businesses, including proprietary trading.

Equity trading generated first quarter 2004 revenues of CHF 1.1 billion, an increase of CHF 380 million, or 52%, compared to the first quarter of 2003. The increased trading, primarily in the global cash, risk-taking and convertible trading businesses, was due to the beneficial impact of improving economic conditions on global equity markets compared with the weak equity environment during the first quarter of 2003. In the first quarter of 2004, equity trading increased CHF 446 million, or 68%, from the fourth quarter of 2003.

Compared to the first quarter of 2003, other revenues increased CHF 103 million, or 129%, to CHF 183 million in the first quarter of 2004 as a result of gains from further reducing legacy investments. The net exposure to legacy investments was reduced to CHF 2.0 billion, including unfunded commitments for the real estate portfolio, as of March 31, 2004, a decline of CHF 754 million from year-end 2003. Other revenues also reflect revenues of CHF 40 million related to certain legacy private equity funds, which were consolidated under FIN 46R as of January 1, 2004. The overall impact on net income was neutral due to offsetting minority interests.

Wealth & Asset Management
The Wealth & Asset Management segment is comprised of Credit Suisse Asset Management, Private Client Services and Other. Credit Suisse Asset Management includes the results of the private equity and private fund groups activities formerly reported in the Institutional Securities segment and includes results derived from fixed income, equity, balanced, money market, real estate and alternative investment asset management activities. Within Credit Suisse Asset Management, the Alternative Capital division brings together its alternative investment activities, including the private equity and private fund groups.

The segment reported net income of CHF 136 million for the first quarter of 2004. Compared to the first quarter of 2003, net income increased CHF 49 million, or 56%, principally due to an increase in fees and other revenues.

Wealth & Asset Management’s first quarter 2004 net revenues were CHF 866 million, an increase of 28%, or CHF 191 million, compared to the first quarter of 2003, and a decrease of CHF 90 million, or 9%, compared to the fourth quarter of 2003. The increase was due to higher asset management fees, performance gains – primarily unrealized on private equity investments – and the impact of consolidation of certain private equity funds under FIN 46R. First quarter 2004 revenues before investment related gains/losses (principally asset management and other fees) increased 11% compared with the first quarter of 2003. The increase was principally driven by higher asset management and performance fees in Credit Suisse Asset Management.

First quarter 2004 investment related gains, excluding results related to the consolidation of certain private equity funds, increased 84% compared to the first quarter of 2003 to CHF 127 million, primarily as a result of unrealized gains on private equity investments.

During the first quarter of 2004, Wealth & Asset Management reported an increase in revenue of CHF 68 million related to certain private equity funds that were consolidated under FIN 46R as of January 1, 2004. The impact on net income was neutral due to offsetting minority interests.

Operating expenses increased 3% to CHF 624 million in the first quarter of 2004 compared with the first quarter of 2003, but decreased CHF 299 million, or 32%, compared to the fourth quarter of 2003, which included an intangible asset impairment of CHF 270 million.

Wealth & Asset Management’s assets under management as of March 31, 2004 increased CHF 20.8 billion, or 4.4%, compared to December 31, 2003, principally due to positive market performance and foreign exchange gains on assets denominated in currencies other than the Swiss franc. During the first quarter of 2004, net new assets of CHF 0.6 billion were recorded.

Credit Suisse First Boston
				Change	Change
				in % from	in % from

in CHF m, except where indicated	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Net revenues	4,863	3,661	4,229	33	15

Total operating expenses	3,722	3,379	3,408	10	9

Net income	759	122	598	–	27

Cost/income ratio	76.5%	92.3%	80.6%	–	–

Compensation/revenue ratio	52.0%	47.2%	49.8%	–	–

Pre-tax margin	23.9%	9.0%	15.8%	–	–

Return on average allocated capital	28.1%	4.6%	18.8%	–	–
Average allocated capital	10,806	10,654	12,748	1	(15)

			Change
			in % from
	31.03.04	31.12.03	31.12.03

Assets under management in CHF bn	501.9	477.0	5

Number of employees (full-time equivalents)	18,453	18,341	1

Institutional Securities income statement
				Change	Change
				in % from	in % from

in CHF m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Net interest income	1,042	1,157	829	(10)	26

Investment banking	840	839	813	0	3
Commissions and fees	763	581	612	31	25
Trading revenues including realized gains/(losses) from investment securities, net	1,248	(42)	1,321	–	(6)
Other revenues	104	170	(21)	(39)	–

Total noninterest revenues	2,955	1,548	2,725	91	8

Net revenues	3,997	2,705	3,554	48	12

Provision for credit losses	(21)	(47)	154	(55)	–

Compensation and benefits	2,251	1,443	1,839	56	22
Other expenses	847	1,013	963	(16)	(12)

Total operating expenses	3,098	2,456	2,802	26	11

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	920	296	598	211	54

Income tax expense	257	193	87	33	195
Minority interests, net of tax	40	0	0	–	–

Income from continuing operations before cumulative effect of accounting changes	623	103	511	–	22

Cumulative effect of accounting changes, net of tax	0	(7)	0	–	–

Net income	623	96	511	–	22

Institutional Securities revenue disclosure
				Change	Change
				in % from	in % from

in CHF m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Debt underwriting	397	240	341	65	16
Equity underwriting	243	324	113	(25)	115

Underwriting	640	564	454	13	41

Advisory and other fees	200	275	359	(27)	(44)

Total investment banking	840	839	813	0	3

Fixed income	1,869	884	1,936	111	(3)
Equity	1,105	659	725	68	52

Total trading	2,974	1,543	2,661	93	12

Other (including loan portfolio)	183	323	80	(43)	129

Net revenues	3,997	2,705	3,554	48	12

Commissions, fees and other	751	511	582	47	29
Trading revenues (principal transactions)	1,233	(277)	1,307	–	(6)
Net interest income	990	1,309	772	(24)	28

Total trading	2,974	1,543	2,661	93	12

Institutional Securities key information

	1Q2004	4Q2003	1Q2003

Cost/income ratio	77.5%	90.8%	78.8%

Compensation/revenue ratio	56.3%	53.3%	51.7%

Pre-tax margin	23.0%	10.9%	16.8%

Return on average allocated capital	25.6%	4.0%	18.2%
Average allocated capital in CHF m	9,726	9,610	11,257

			Change
			in % from
	31.03.04	31.12.03	31.12.03

Total assets in CHF bn	762.9	644.4	18

Number of employees (full-time equivalents)	15,853	15,739	1

Wealth & Asset Management income statement
				Change	Change
				in % from	in % from

in CHF m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Net interest income	19	25	2	(24)	–

Asset management and administrative fees	634	670	562	(5)	13
Trading revenues including realized gains/(losses) from investment securities, net	43	21	53	105	(19)
Other revenues	170	240	58	(29)	193

Total noninterest revenues	847	931	673	(9)	26

Net revenues	866	956	675	(9)	28

Compensation and benefits	277	284	268	(2)	3
Other expenses	347	639	338	(46)	3
of which commission and distribution expenses	223	186	180	20	24
of which intangible asset impairment	0	270	0	–	–

Total operating expenses	624	923	606	(32)	3

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	242	33	69	–	251

Income tax expense	38	3	3	–	–
Minority interests, net of tax	68	0	0	–	–

Income from continuing operations before cumulative effect of accounting changes	136	30	66	353	106

Income/(loss) from discontinued operations, net of tax	0	(3)	21	–	–
Cumulative effect of accounting changes, net of tax	0	(1)	0	–	–

Net income	136	26	87	423	56

Wealth & Asset Management revenue disclosure
				Change	Change
				in % from	in % from

in CHF m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Credit Suisse Asset Management	600	619	535	(3)	12
of which Alternative Capital	117	156	76	(25)	54
Private Client Services	72	77	69	(6)	4
Other	(1)	19	2	–	–

Total before investment related gains	671	715	606	(6)	11

Investment related gains 1)	127	241	69	(47)	84

Net revenues before minority interests	798	956	675	(17)	18

Minority interest related revenues 2)	68	0	0	–	–

Net revenues	866	956	675	(9)	28

1) Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with the Alternative Capital division and Other.
2) These revenues have been isolated in this presentation to disclose the impact of entities consolidated due to the requirements of FIN 46R (see p. 36). On an economic basis, these revenues are not for the account of Credit Suisse First Boston, but rather for that of third-party investors.

Wealth & Asset Management key information

	1Q2004	4Q2003	1Q2003

Cost/income ratio	72.1%	96.5%	89.8%

Compensation/revenue ratio	32.0%	29.7%	39.7%

Pre-tax margin	27.9%	3.5%	10.2%

Return on average allocated capital	48.8%	9.6%	23.2%
Average allocated capital in CHF m	1,115	1,082	1,501

Net new assets in CHF bn
Credit Suisse Asset Management 1)	0.2	0.5	(4.7)
of which Alternative Capital	0.7	0.8	(0.3)
Private Client Services	0.4	0.7	1.2

Total net new assets	0.6	1.2	(3.5)

			Change
			in % from
in CHF bn, except number of employees	31.03.04	31.12.03	31.12.03

Assets under management
Credit Suisse Asset Management 1)	430.9	412.7	4
of which Alternative Capital	34.0	31.1	9
Private Client Services	64.4	61.8	4

Total assets under management	495.3	474.5	4

of which advisory	163.8	158.3	3
of which discretionary	331.5	316.2	5

Active private equity investments	1.4	1.3	8

Number of employees (full-time equivalents)	2,600	2,602	0

1) Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

CREDIT SUISSE FIRST BOSTON | SUPPLEMENTAL INFORMATION

Credit Suisse First Boston’s businesses are managed on a US dollar basis. A majority of the business unit’s revenues, expenses and assets are US dollar-based, as are its risk limits. Hence, a majority of its legal entities are required to designate US dollars as their functional currency. For these reasons, the results of Credit Suisse First Boston and its segments are provided in the following tables on a US dollar basis.

Credit Suisse First Boston
				Change	Change
				in % from	in % from

in USD m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Net revenues	3,891	2,774	3,087	40	26

Total operating expenses	2,979	2,556	2,487	17	20

Net income	607	95	436	–	39

Institutional Securities income statement
				Change	Change
				in % from	in % from

in USD m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Net interest income	834	872	605	(4)	38

Investment banking	672	635	593	6	13
Commissions and fees	610	441	447	38	36
Trading revenues including realized gains/(losses) from investment securities, net	999	(20)	964	–	4
Other revenues	83	127	(15)	(35)	–

Total noninterest revenues	2,364	1,183	1,989	100	19

Net revenues	3,198	2,055	2,594	56	23

Provision for credit losses	(17)	(34)	112	(50)	–

Compensation and benefits	1,801	1,096	1,342	64	34
Other expenses	678	766	703	(11)	(4)

Total operating expenses	2,479	1,862	2,045	33	21

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	736	227	437	224	68

Income tax expense	206	145	64	42	222
Minority interests, net of tax	32	0	0	–	–

Income from continuing operations before cumulative effect of accounting changes	498	82	373	–	34

Cumulative effect of accounting changes, net of tax	0	(6)	0	–	–

Net income	498	76	373	–	34

Institutional Securities revenue disclosure
				Change	Change
				in % from	in % from

in USD m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Debt underwriting	318	184	249	73	28
Equity underwriting	194	243	82	(20)	137

Underwriting	512	427	331	20	55

Advisory and other fees	160	208	262	(23)	(39)

Total investment banking	672	635	593	6	13

Fixed income	1,495	678	1,413	121	6
Equity	884	502	529	76	67

Total trading	2,379	1,180	1,942	102	23

Other (including loan portfolio)	147	240	59	(39)	149

Net revenues	3,198	2,055	2,594	56	23

Commissions, fees and other	601	390	424	54	42
Trading revenues (principal transactions)	986	(192)	954	–	3
Net interest income	792	982	564	(19)	40

Total trading	2,379	1,180	1,942	102	23

Wealth & Asset Management income statement
				Change	Change
				in % from	in % from

in USD m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Net interest income	16	18	2	(11)	–

Asset management and administrative fees	507	507	410	0	24
Trading revenues including realized gains/(losses) from investment securities, net	35	16	38	119	(8)
Other revenues	135	178	43	(24)	214

Total noninterest revenues	677	701	491	(3)	38

Net revenues	693	719	493	(4)	41

Compensation and benefits	222	215	195	3	14
Other expenses	278	479	247	(42)	13
of which commission and distribution expenses	178	141	132	26	35
of which intangible asset impairment	0	200	0	–	–

Total operating expenses	500	694	442	(28)	13

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	193	25	51	–	278

Income tax expense	30	2	3	–	–
Minority interests, net of tax	54	0	0	–	–

Income from continuing operations before cumulative effect of accounting changes	109	23	48	374	127

Income/(loss) from discontinued operations, net of tax	0	(3)	15	–	–
Cumulative effect of accounting changes, net of tax	0	(1)	0	–	–

Net income	109	19	63	474	73

Wealth & Asset Management revenue disclosure
				Change	Change
				in % from	in % from

in USD m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Credit Suisse Asset Management	480	468	390	3	23
of which Alternative Capital	94	117	55	(20)	71
Private Client Services	58	58	50	0	16
Other	(1)	13	2	–	–

Total before investment related gains	537	539	442	0	21

Investment related gains 1)	101	180	51	(44)	98

Net revenues before minority interests	638	719	493	(11)	29

Minority interest related revenues 2)	55	0	0	–	–

Net revenues	693	719	493	(4)	41

1) Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with the Alternative Capital division and Other.
2) These revenues have been isolated in this presentation to disclose the impact of entities consolidated due to the requirements of FIN 46R (see p. 36). On an economic basis, these revenues are not for the account of Credit Suisse First Boston, but rather for that of third-party investors.

Wealth & Asset Management key information

in USD bn	1Q2004	4Q2003	1Q2003

Net new assets
Credit Suisse Asset Management 1)	0.2	0.2	(3.4)
of which Alternative Capital	0.6	0.6	(0.3)
Private Client Services	0.3	0.5	0.8

Total net new assets	0.5	0.7	(2.6)

			Change
			in % from
in USD bn	31.03.04	31.12.03	31.12.03

Assets under management
Credit Suisse Asset Management 1)	338.1	334.0	1
of which Alternative Capital	26.6	25.1	6
Private Client Services	50.6	50.0	1

Total assets under management	388.7	384.0	1

of which advisory	128.6	128.3	0
of which discretionary	260.1	255.7	2

Active private equity investments	1.1	1.0	10

1) Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

CONDENSED CONSOLIDATED FINANCIAL INFORMATION | CREDIT SUISSE GROUP

Consolidated statements of income (unaudited)
				Change	Change
				in % from	in % from

in CHF m	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

Interest and dividend income	7,742	7,209	6,527	7	19
Interest expense	(4,663)	(4,169)	(4,032)	12	16

Net interest income	3,079	3,040	2,495	1	23

Commissions and fees	3,571	3,275	3,029	9	18
Trading revenues	1,516	794	1,287	91	18
Realized gains/(losses) from investment securities, net	528	353	81	50	–
Insurance net premiums earned	7,417	5,142	7,458	44	(1)
Other revenues	460	271	346	70	33

Total noninterest revenues	13,492	9,835	12,201	37	11

Net revenues	16,571	12,875	14,696	29	13

Policyholder benefits, claims and dividends	7,594	6,437	7,367	18	3
Provision for credit losses	34	191	197	(82)	(83)

Total benefits, claims and credit losses	7,628	6,628	7,564	15	1

Insurance underwriting, acquisition and administration expenses	1,059	1,223	1,145	(13)	(8)
Banking compensation and benefits	3,428	2,526	2,942	36	17
Other expenses	1,833	2,562	1,935	(28)	(5)
Restructuring charges	4	43	25	(91)	(84)

Total operating expenses	6,324	6,354	6,047	0	5

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,619	(107)	1,085	–	141

Income tax expense/(benefit)	570	(946)	318	–	79
Dividends on preferred securities for consolidated entities	0	34	32	–	–
Minority interests, net of tax	119	(29)	(1)	–	–

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1,930	834	736	131	162

Income/(loss) from discontinued operations, net of tax	(64)	(38)	69	68	–
Extraordinary items, net of tax	0	2	4	–	–
Cumulative effect of accounting changes, net of tax	(5)	(14)	(530)	(64)	(99)

Net income	1,861	784	279	137	–

Basic earnings per share, in CHF
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1.68	0.70	0.64
Income/(loss) from discontinued operations, net of tax	(0.06)	(0.03)	0.06
Extraordinary items, net of tax	0.00	0.00	0.00
Cumulative effect of accounting changes, net of tax	(0.01)	(0.01)	(0.46)

Net income	1.61	0.66	0.24

Diluted earnings per share, in CHF
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1.53	0.68	0.63
Income/(loss) from discontinued operations, net of tax	(0.05)	(0.03)	0.06
Extraordinary items, net of tax	0.00	0.00	0.00
Cumulative effect of accounting changes, net of tax	(0.00)	(0.01)	(0.45)

Net income	1.48	0.64	0.24

The notes to the condensed consolidated financial information are an integral part of this condensed consolidated financial information.

Consolidated balance sheets (unaudited)
			Change
			in % from
in CHF m	31.03.04	31.12.03	31.12.03

Assets
Cash and due from banks	30,030	24,799	21
Interest-bearing deposits with banks	3,838	2,992	28
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	283,986	257,083	10
Securities received as collateral	27,511	15,151	82
Trading assets (of which CHF 130,879 m and CHF 103,286 m encumbered)	363,575	296,076	23
Investment securities (of which CHF 4 m and CHF 4 m encumbered)	105,497	105,807	0
Other investments	10,361	7,894	31
Real estate held for investment	9,292	9,148	2
Loans, net of allowance for loan losses of CHF 4,189 m and CHF 4,646 m	183,155	177,179	3
Premises and equipment	7,647	7,819	(2)
Goodwill	12,627	12,325	2
Intangible assets	4,067	4,056	0
Assets held for separate accounts	5,926	5,693	4
Other assets (of which CHF 4,263 m and CHF 2,644 m encumbered)	90,595	78,286	16
Discontinued operations – assets	89	0	–

Total assets	1,138,196	1,004,308	13

Liabilities and shareholders' equity
Deposits	305,791	261,989	17
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	258,330	236,847	9
Obligation to return securities received as collateral	27,511	15,151	82
Trading liabilities	179,777	156,331	15
Short-term borrowings	22,323	11,497	94
Provisions from the insurance business	136,868	128,835	6
Long-term debt	96,387	89,697	7
Liabilities held for separate accounts	5,926	5,689	4
Other liabilities	67,534	61,300	10
Discontinued operations – liabilities	153	24	–

Preferred securities	0	2,214	–
Minority interests	2,258	743	204

Total liabilities	1,102,858	970,317	14

Common shares	1,196	1,195	0
Additional paid-in capital	22,871	23,586	(3)
Retained earnings	16,734	14,873	13
Treasury shares, at cost	(3,526)	(3,144)	12
Accumulated other comprehensive income/(loss)	(1,937)	(2,519)	(23)

Total shareholders' equity	35,338	33,991	4

Total liabilities and shareholders' equity	1,138,196	1,004,308	13

The notes to the condensed consolidated financial information are an integral part of this condensed consolidated financial information.

Consolidated changes in shareholders' equity (unaudited)
								Accumulated
						Common		other
				Additional		shares in		comprehen-
	Common shares		Common	paid in	Retained	treasury		sive income/
in CHF m, except common shares outstanding	outstanding	1)	shares	capital	earnings	at cost	2)	(loss)	Total

Balance December 31, 2002	1,116,058,305		1,190	24,417	14,214	(4,387)		(1,256)	34,178

Net income					279				279
Other comprehensive income/(loss), net of tax								(399)	(399)
Issuance of treasury shares	32,997,727			33		1,196			1,229
Repurchase of treasury shares	(42,098,171)					(1,153)			(1,153)
Share-based compensation	8,757,181			(429)		553			124
Net premium/discount on treasury shares and own share derivative activitiy				27					27

Balance March 31, 2003	1,115,715,042		1,190	24,048	14,493	(3,791)		(1,655)	34,285

Balance December 31, 2003	1,130,362,948		1,195	23,586	14,873	(3,144)		(2,519)	33,991

Net income					1,861				1,861
Other comprehensive income/(loss), net of tax								582	582
Issuance of common shares	1,111,084		1	9					10
Issuance of treasury shares	111,435,305			(1)		5,154			5,153
Repurchase of treasury shares	(137,972,008)					(6,427)			(6,427)
Share-based compensation	14,061,352			(723)		891			168

Balance March 31, 2004	1,118,998,681		1,196	22,871	16,734	(3,526)		(1,937)	35,338

1) At par value CHF 1.00 each, fully paid, net of treasury shares.
2) Comprising 77,118,317, 64,642,966 and 74,176,678 treasury shares at March 31, 2004, December 31, 2003 and March 31, 2003, respectively. In addition to the treasury shares, a maximum of 271,606,923, 272,718,007 and 228,963,960 unissued shares (conditional and authorized capital) at March 31, 2004, December 31, 2003 and March 31, 2003, respectively, were available for issuance without further approval of the shareholders.

Comprehensive income
			Change
			in % from

in CHF m	1Q2004	1Q2003	1Q2003

Net income	1,861	279	–
Other comprehensive income/(loss)	582	(399)	–

Comprehensive income	2,443	(120)	–

The notes to the condensed consolidated financial information are an integral part of this condensed consolidated financial information.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Basis of presentation

The accompanying unaudited condensed consolidated financial information of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). For a description of the Group’s significant accounting policies, see Note A of the consolidated US GAAP financial information (unaudited) for the year ended December 31, 2003.

Certain financial information that is normally included in annual financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. This condensed consolidated financial information reflects, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated statements of financial condition and income for the interim periods presented.

The results of operations for interim periods are not necessarily indicative of results for the entire year. This condensed consolidated financial information should be read in conjunction with the consolidated US GAAP financial information (unaudited) and certain explanatory notes thereto for the year ended December 31, 2003.

In preparing this financial information, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Share-based compensation

Through December 31, 2002, the Group accounted for its employee share-based compensation program under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, no compensation expense was generally recognized for share options, as they were granted at an exercise price equal to the market price of the Group’s shares on the grant date.

Effective January 1, 2003, the Group adopted, using the prospective method, the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS 123), as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (SFAS 148). Under the prospective method, all new awards granted to employees on or after January 1, 2003 are accounted for at fair value. The fair value of share options is based on the Black-Scholes valuation model with compensation expense recognized in earnings over the required service period. Share options outstanding as of December 31, 2002, if not subsequently modified, continue to be accounted for under APB 25.

The table below presents net income and basic and diluted earnings per share as reported, and as if all outstanding awards were accounted for at fair value under SFAS 123.

The Group had certain obligations under share option plans outstanding, primarily related to the years 1999 and prior, which included either a cash settlement feature or that were linked to performance-based vesting requirements. For those plans, variable plan accounting will continue to be applied until settlement of the awards.

New accounting pronouncements

For a description of the accounting and reporting standards adopted by the Group during the year 2003, see Note B of the consolidated US GAAP financial information (unaudited) for the year ended December 31, 2003.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities (VIEs), which requires the Group to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB modified FIN 46, through the issuance of FIN 46R, to provide companies the option to defer the adoption of FIN 46 to periods ending after March 15, 2004 for certain VIEs. As of December 31, 2003, with the exception of certain private equity investment companies, mutual funds and VIE counterparties to certain derivatives transactions that were subject to deferral, the Group consolidated all VIEs under FIN 46 for which it is the primary beneficiary. As a result of the adoption of FIN 46R, the Group consolidated certain private equity funds with third party and employee investors, resulting in an increase in assets and liabilities of CHF 1.5 billion. The impact on net income was neutral due to offsetting minority interests. In addition, the Group deconsolidated certain entities that issue redeemable preferred securities. As a result, the debt issued by the Group to these entities, totaling approximately CHF 2.2 billion, are reflected in the Group’s consolidated balance sheets in the liabilities section at March 31, 2004, under the caption “Long-term debt”.

Share based compensation – pro forma information

in CHF m, except the per share amounts	1Q2004	4Q2003	1Q2003

Net income – as reported	1,861	784	279
Add: Share-based compensation expense included in reported net income, net of related tax effects	186	174	342
Deduct: Total share-based compensation expense determined under the fair value method for all awards vested during the year, net of related tax effects	(190)	(180)	(393)

Net income – pro forma	1,857	778	228

Basic earnings per share – as reported	1.61	0.66	0.24
Basic earnings per share – pro forma	1.61	0.66	0.20
Diluted earnings per share – as reported	1.48	0.64	0.24
Diluted earnings per share – pro forma	1.48	0.64	0.19

Segment reporting
	Net revenues			Net income

in CHF m	1Q2004	4Q2003	1Q2003	1Q2004	4Q2003	1Q2003

Private Banking	1,940	1,818	1,487	681	629	396
Corporate & Retail Banking	787	826	774	189	50	155
Life & Pensions	6,036	3,607	6,047	139	(176)	(517)
Non-Life	3,125	2,943	2,672	103	55	92
Institutional Securities	3,997	2,705	3,554	623	96	511
Wealth & Asset Management	866	956	675	136	26	87
Corporate Center	(180)	20	(513)	(10)	104	(445)

Credit Suisse Group	16,571	12,875	14,696	1,861	784	279

	Total assets

in CHF m	31.03.04	31.12.03

Private Banking	197,822	174,934
Corporate & Retail Banking	101,501	98,468
Life & Pensions and Non-Life	168,757	163,028
Institutional Securities	762,931	644,375
Wealth & Asset Management	8,066	7,418
Corporate Center	(100,881)	(83,915)

Credit Suisse Group	1,138,196	1,004,308

Interest and dividend income and interest expense

in CHF m	1Q2004	4Q2003	1Q2003

Interest income on loans	1,554	1,649	1,675
Interest income on investment securities	980	1,109	912
Dividend income from investment securities	43	25	40
Interest and dividend income on trading assets	3,435	2,919	2,031
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,418	1,270	1,333
Other	312	237	536

Total interest and dividend income	7,742	7,209	6,527

Deposits	(799)	(710)	(851)
Short-term borrowings	(91)	(129)	(91)
Interest expense on trading liabilities	(1,763)	(1,358)	(933)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,216)	(1,104)	(1,266)
Long-term debt	(655)	(678)	(753)
Other	(139)	(190)	(138)

Total interest expense	(4,663)	(4,169)	(4,032)

Net interest income	3,079	3,040	2,495

Trading activities

Trading-related revenues

in CHF m	1Q2004	4Q2003	1Q2003

Interest rate products	606	(300)	919
Equity/index-related products	583	750	(35)
Foreign exchange products	381	461	280
Other	(54)	(117)	123

Trading revenues	1,516	794	1,287

Interest and dividend income on trading assets	3,435	2,919	2,031
Interest expense on trading liabilities	(1,763)	(1,358)	(933)

Trading interest income, net	1,672	1,561	1,098

Total trading-related revenues	3,188	2,355	2,385

Trading-related assets and liabilities

in CHF m	31.03.04	31.12.03

Trading assets
Debt securities	205,761	162,424
Equity securities	85,405	66,269
Positive replacement values of derivative trading positions	55,710	51,842
Other	16,699	15,541

Total trading assets	363,575	296,076

Trading liabilities
Short positions	117,992	98,424
Negative replacement values of derivative trading positions	61,785	57,907

Total trading liabilities	179,777	156,331

Commissions and fees

in CHF m	1Q2004	4Q2003	1Q2003

Commissions from lending business	210	220	201

Investment and portfolio management fees	1,141	976	976
Commissions for other securities business	40	60	50

Commissions and fees from fiduciary activities	1,181	1,036	1,026
Underwriting fees	767	659	533
Brokerage fees	972	686	748

Commissions, brokerage securities underwriting and other securities activities	1,739	1,345	1,281
Fees for other customer services	441	674	521

Commissions and fees	3,571	3,275	3,029

Loans

in CHF m	31.03.04	31.12.03

Banks	1,285	1,254
Commercial	44,196	42,811
Consumer	72,539	70,932
Public authorities	3,498	3,419
Lease financings	3,649	3,481

Switzerland	125,167	121,897

Banks	7,960	7,876
Commercial	32,592	31,264
Consumer	20,779	19,741
Public authorities	607	797
Lease financings	148	144

Foreign	62,086	59,822

Loans, gross	187,253	181,719

Deferred expenses, net	91	106
Allowance for loan losses	(4,189)	(4,646)

Total loans, net	183,155	177,179

Allowances for loan losses
in CHF m	1Q2004	4Q2003	1Q2003

Balance beginning of period	4,646	5,844	7,427

New provisions	165	777	313
Releases of provisions	(131)	(586)	(116)

Net additions charged to income statement	34	191	197

Gross write-offs	(590)	(1,328)	(703)
Recoveries	11	3	7

Net write-offs	(579)	(1,325)	(696)

Allowances acquired	0	26	(1)
Provisions for interest	24	57	42
Foreign currency translation impact and other adjustments, net	64	(147)	(94)

Balance end of period	4,189	4,646	6,875

Impaired loans

in CHF m	31.03.04	31.12.03

With a specific allowance	5,573	6,459
Without a specific allowance	857	748

Total impaired loans, gross	6,430	7,207

Earnings per share

in CHF m	1Q2004	4Q2003		1Q2003

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1,930	834		736
Income/(loss) from discontinued operations, net of tax	(64)	(38)		69
Extraordinary items, net of tax	0	2		4
Cumulative effect of accounting changes, net of tax	(5)	(14)		(530)

Net income available for common shares for basic EPS	1,861	784		279

Interest on mandatory convertible securities	23	–	1)	–	1)

Net income available for common shares for diluted EPS	1,884	784		279

Weighted-average common shares outstanding for basic EPS	1,154,367,766	1,187,756,106		1,154,715,041
Potential dilutive common shares
Contingent issuable shares	65,403,497	24,797,156		21,058,365
Incremental shares from assumed conversions
Convertible bonds	40,413,838	–	1)	–	1)
Share options	9,730,720	8,955,845		2,015,114

Adjusted weighted-average common shares for diluted EPS	1,269,915,821	1,221,509,107		1,177,788,520

Basic earnings per share
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1.68	0.70		0.64
Income/(loss) from discontinued operations, net of tax	(0.06)	(0.03)		0.06
Extraordinary items, net of tax	0.00	0.00		0.00
Cumulative effect of accounting changes, net of tax	(0.01)	(0.01)		(0.46)

Net income	1.61	0.66		0.24

Diluted earnings per share
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1.53	0.68		0.63
Income/(loss) from discontinued operations, net of tax	(0.05)	(0.03)		0.06
Extraordinary items, net of tax	0.00	0.00		0.00
Cumulative effect of accounting changes, net of tax	(0.00)	(0.01)		(0.45)

Net income	1.48	0.64		0.24

1) For 4Q2003 and 1Q2003, the computation of the diluted earnings per share excludes the effect of the potential exchange of convertible securities into a maximum of 40,413,838 shares as the effect would be antidilutive.

Derivative instruments

	Trading			Hedging

		Positive	Negative		Positive	Negative
	Notional	replacement	replacement	Notional	replacement	replacement
As of 31.03.04, in CHF bn	amount	value	value	amount	value	value

Interest rate products	13,290.3	192.7	190.3	57.6	3.8	0.6
Foreign exchange products	1,833.1	35.8	37.3	23.1	1.9	0.1
Precious metals products	12.8	1.3	3.5	0.0	0.0	0.0
Equity/index-related products	525.3	19.3	21.9	0.0	0.0	0.0
Other products	340.2	3.8	6.0	0.3	0.0	0.0

Total derivative instruments	16,001.7	252.9	259.0	81.0	5.7	0.7

	31.03.04			31.12.03

	Positive	Negative	Positive	Negative
	replacement	replacement	replacement	replacement
in CHF bn	value	value	value	value

Replacement values (trading and hedging) before netting	258.6	259.7	226.7	229.2

Replacement values (trading and hedging) after netting	61.5	62.6	56.6	59.1

Currency translation rates

	Average rate year-to-date			Closing rate

in CHF	1Q2004	4Q2003	1Q2003	31.03.04	31.12.03

1 USD	1.25	1.35	1.37	1.2745	1.2357
1 EUR	1.57	1.52	1.47	1.5590	1.5590
1 GBP	2.31	2.20	2.19	2.3360	2.2023
100 JPY	1.17	1.16	1.15	1.2210	1.1556

Financial instruments with off-balance sheet risk

Guarantees

Credit guarantees are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. For example, in connection with its corporate lending business and other corporate activities, the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

As part of the Group’s commercial mortgage activities in the US, the Group sells certain commercial mortgages that it has originated to Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses should the borrowers fail to perform. The Group also issues guarantees that require it to reimburse FNMA for losses on certain whole loans underlying mortgage-backed securities issued by FNMA.

The Group also provides guarantees to variable interest entities and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events.

Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance-related guarantees are frequently executed as part of project finance transactions.

Under certain circumstances, the Group has provided investors in private equity funds sponsored by a Group entity guarantees of potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners. To manage its exposure, the Group generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Group is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Group’s residential mortgage securitization activities in the US, the Group at times guarantees the collection by the servicer and remittance to the securitization trust of prepayment penalties.

Securities lending indemnifications are arrangements whereby the Group agrees to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed.

Market value guarantees are issued in the ordinary course of business in the form of derivative contracts such as written put options and credit default swaps. Included in this category are certain written over-the-counter (OTC) put option contracts, pursuant to which the counterparty can potentially force the Group to acquire the underlying financial instrument or require the Group to make a cash payment in an amount equal to the decline in value of the financial instrument underlying the OTC put option. Also included in this category are credit derivatives that may subject the Group to credit spread or issuer default risk because the change in credit spreads or the credit quality of the underlying financial instrument may obligate the Group to make a payment. The Group seeks to manage these OTC derivatives exposures by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options the maximum payout is not determinable, as interest rates or exchange rates could theoretically rise without limit. The Group discloses the notional amounts in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the balance sheet.

Other guarantees include acceptances and transactions with recourse and all other guarantees that are not allocated to one of the captions above.

The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table on page 43 and are discussed below.

In connection with the sale of assets or businesses, the Group sometimes provides the acquiror with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax and intellectual property matters) from the acquirer to the seller. The Group closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Group’s financial statements.

The Group provides indemnifications to certain counterparties in connection with its normal operating activities. The Group has determined that it is not possible to estimate the maximum amount it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other Off-Balance Sheet Commitments

Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payment to an exporter against presentation of shipping and other documents.

Undrawn irrevocable credit facilities represent unused irrevocable credit facilities with a notice period of six weeks or more.

Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls on shares and other equity instruments.

The following table sets forth details of contingent liabilities associated with guarantees:

	Total gross amount		Amount at risk		1)

in CHF m	31.03.04	31.12.03	31.03.04	31.12.03

Credit guarantees and similar instruments	9,463	10,147	6,960	8,194
Performance guarantees and similar instruments	6,279	5,540	5,544	4,841
Securities lending indemnifications	24,273	21,888	24,273	21,888
Market value guarantees	301,848	216,738	301,848	216,738
Other guarantees 2)	2,729	2,701	2,729	2,701

Total guarantees	344,592	257,014	341,354	254,362

1) Amount at risk relates to gross amount less any participations.
2) Contingent considerations in business combinations, loans sold with recourse, residual value guarantees and other indemnifications.

The following table sets forth details of collateral in respect of guarantees:

	Mortgage	Other	Without
As of March 31, 2004, in CHF m	collateral	collateral	collateral	Total

Credit guarantees and similar instruments	182	4,550	2,228	6,960
Performance guarantees and similar instruments	854	2,026	2,664	5,544
Securities lending indemnifications	0	24,273	0	24,273
Market value guarantees	0	10,421	291,427	301,848
Other guarantees	94	1,011	1,624	2,729

Total guarantees	1,130	42,281	297,943	341,354

The following table sets forth details of contingent liabilities associated with other off-balance sheet commitments:

	Total gross amount		Amount at risk		1)

in CHF m	31.03.04	31.12.03	31.03.04	31.12.03

Irrevocable commitments under documentary credits	4,177	3,481	3,650	3,212
Undrawn irrevocable credit facilities	85,246	83,078	85,246	83,078
Other commitments	2,654	2,283	2,654	2,283

Total other off-balance sheet commitments	92,077	88,842	91,550	88,573

1) Amount at risk relates to gross amount less any participations.

The following table sets forth details of collateral in respect of other off-balance sheet commitments:

	Mortgage	Other	Without
As of March 31, 2004, in CHF m	collateral	collateral	collateral	Total

Irrevocable commitments under documentary credits	6	680	2,964	3,650
Undrawn irrevocable credit facilities	786	51,611	32,849	85,246
Other commitments	0	661	1,993	2,654

Total other off-balance sheet commitments	792	52,952	37,806	91,550

INFORMATION FOR INVESTORS

Information for investors

Ticker Symbols / Stock exchange listings
	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York Stock Exchange (ADS) 1)	CSR US	CSR.N	CSR,065

	CSG share	ADS

Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number		225 401 108

1) 1 ADS represents 1 registered share.

Share data
			Change
			in % from
	31.03.04	31.12.03	31.12.03

Shares issued	1,196,116,998	1,195,005,914	0
Treasury shares	(77,118,317)	(64,642,966)	19

Shares outstanding	1,118,998,681	1,130,362,948	(1)

Share price
				Change	Change
				in % from	in % from

in CHF	1Q2004	4Q2003	1Q2003	4Q2003	1Q2003

High (closing price)	49.50	48.70	34.45	2	44
Low (closing price)	42.95	42.10	20.70	2	107

Ratings
Standard
	Moody's	& Poor's	Fitch Ratings

Credit Suisse Group
Short term	–	A-1	F1+
Long term	Aa3	A	AA-
Outlook	Stable	Stable	Negative

Credit Suisse
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Negative

Credit Suisse First Boston
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Negative

Winterthur
Insurer financial strength	A1	A	A+
Outlook	Stable	Negative	Stable

Financial calendar
Payment of par value reduction (in lieu of a dividend)	Monday, July, 12, 2004

Second quarter results 2004	Wednesday, August 4, 2004

Third quarter results 2004	Thursday, November 4, 2004

Enquiries
Credit Suisse Group
Investor Relations
Gerhard Beindorff, Marc Buchheister
Tel. +41 1 333 4570/+41 1 333 3169
Fax +41 1 333 2587
Credit Suisse Group
Media Relations
Karin Rhomberg Hug, Claudia Kraaz
Tel. +41 1 333 8844
Fax +41 1 333 8877

In this year’s corporate reports we have chosen to present a number of personalities whose achievements reflect particular values of Credit Suisse Group. This report features Sarah Holt – founder of a private television production company – renowned for innovative and progressive productions.

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
Tel. + 4 1 1 212 1616
Fax + 4 1 1 333 2587
www.credit-suisse.com

5520124

English

QUARTERLY RESULTS 2004 Q1

DISCLAIMER

Cautionary Statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed with the US Securities and Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

Slide 1

RESULTS OVERVIEW

		vs	vs
in CHF m, except where indicated	1Q04	4Q03	1Q03

Net revenues	16,571	29%	13%

Total operating expenses	6,324	0%	5%

Net income	1,861	137%	–

Return on equity (%)	21.3	–	–

Basic earnings per share (in CHF)	1.61	144%	–

Strongest underlying quarterly result since 2000

Positive trends in all segments – diversity of earnings

Reflects the Group’s focus on revenue growth and cost discipline

ROE above target range

Progress in enhancing client franchise

Slide 2

POSITIVE EARNINGS TRENDS IN ALL SEGMENTS

in CHF m

Private	Corporate &	Life &	Non-Life	Institutional	Wealth &
Banking	Retail Banking	Pensions		Securities	Asset
Management

Slide 3

IMPROVED EFFICIENCY ACROSS THE GROUP

in %
Cost / income ratio	Expense ratio

Private Banking	Corp. & Retail Banking	Life & Pensions	Non-Life

Pre-tax margin

	Institutional Securities	Wealth &
Asset Management

Slide 4

STRONG REVENUE GROWTH IN
BANKING SEGMENTS

in CHF bn

Private Banking and	Life & Pensions and	Credit Suisse
Corporate & Retail Banking	Non-Life	First Boston

1Q03 1Q04	1Q03 1Q04	1Q03 1Q04

Slide 5

CONTINUED FOCUS ON COSTS

in CHF bn	Consolidated total operating expenses

Other expenses 1)

Insurance underwriting, acquisition and administration expenses

Banking compensation and benefits

1)	including restructuring charges

Slide 6

CONTINUED FAVORABLE CREDIT TRENDS

in CHF m	Provision for credit losses

Credit Suisse Financial Services

Credit Suisse First Boston

Corporate Center

Slide 7

IMPROVING LOAN BOOK

in CHF bn	Impaired loans	in %	Coverage ratio

Credit Suisse First Boston	Credit Suisse Financial Services

Slide 8

CAPITAL RATIOS

in CHF bn Risk-weighted assets 1)	in % BIS tier 1 ratio 1)

Credit Suisse First Boston	Credit Suisse	1) Information prior to 2004 prepared on the basis of Swiss GAAP

Slide 9

CREDIT SUISSE FINANCIAL SERVICES
ALL SEGMENTS WITH HIGHER NET INCOME

		vs	vs
Net income in CHF m	1Q04	4Q03	1Q03

Private Banking	681	8%	72%
Corporate & Retail Banking	189	278%	22%
Life & Pensions	139	–	–
Non-Life	103	87%	12%

Credit Suisse Financial Services	1,112	99%	–

▪	Higher revenues and continued focus on efficiency

▪	Private Banking: strong revenues and excellent net new asset inflows

▪	Corporate & Retail Banking: solid underlying revenues, low credit provisions and low operating expenses

▪	Insurance Segments: high investment income and improvement in cost efficiency

Slide 10

PRIVATE BANKING
STRONG REVENUES DRIVING PRODUCTIVITY GAINS

in CHF m	Revenues & expenses

All other revenues	Operating
Commissions and fees	expenses
in %	Cost/income ratio

Slide 11

PRIVATE BANKING
STRONG BROKERAGE AND PRODUCT ISSUING FEES

in bp	Gross margin

Asset-driven	Transaction-driven	Other
Change from 4Q03

Gains from divestitures in 4Q03

Strong product issuance fees

Higher brokerage activity

Favorable product mix

Slide 12

PRIVATE BANKING
ASSET GROWTH PROVES FRANCHISE STRENGTH

in CHF bn	Net new assets

Annua- lized in %	1.3	3.2	6.8	3.4	8.4

in CHF bn	Assets under management

Slide 13

CORPORATE & RETAIL BANKING
SOLID UNDERLYING REVENUES AND LOW COSTS

in CHF m	Revenues & expenses

Market gains/(losses) from interest
derivatives:
32	53	(31)

Revenues	Operating expenses

in %	Cost/income ratio

Slide 14

LIFE & PENSIONS
LOWER EXPENSES DESPITE STABLE BUSINESS VOLUME

in CHF m

Total business volume	Policyholder benefits incurred	Underwriting and administration expenses

Slide 15

LIFE & PENSIONS
STRONG QUARTERLY RESULT DRIVEN BY HIGH INVESTMENT INCOME

in CHF m	Net investment income traditional life policies	in %	Investment return	in CHF m	Dividends to policyholders incurred

Slide 16

LIFE & PENSIONS
SWISS EMPLOYEE BENEFIT BUSINESS

Background

New regulation regarding profit sharing in the Swiss employee benefit business

Profit to be shared at the rate of 90/10 between policyholders and shareholders (the "legal quota")

Initial establishment of “deferrred bonus reserve” (a component of “dividends to policyholders”) reflecting valuation differences between local statutory accounts and external financial reporting

Impact on 1Q 2004 results

Charge of CHF 117 million (pre-tax); CHF 91 million after tax

Reduction of shareholders’ equity by CHF 363 million, reflecting policyholders’ share of unrealized gains/losses

Minimal impact on ongoing business expected, as Winterthur has historically paid approximately 90% of profits to policyholders

Slide 17

NON-LIFE
TARIFF DRIVEN GROWTH AND
IMPROVED COST EFFICIENCY

in CHF m	Net premiums earned	in %	Combined ratio	in CHF m	Underwriting and administration expenses

1Q03 1Q04		1Q03 1Q04		1Q03 1Q04

Slide 18

NON-LIFE
HIGH INVESTMENT INCOME

in CHF m Net investment income	in % Investment return

Slide 19

CREDIT SUISSE FIRST BOSTON
IMPROVED NET INCOME ACROSS SEGMENTS

		vs	vs
in CHF m	1Q04	4Q03	1Q03

Revenues	4,863	33%	15%
Total operating expenses	3,722	10%	9%
Net income	759	–	27%
of which Institutional Securities	623	–	22%
of which Wealth & Asset Management	136	423%	56%

Focus on clients:

Equity cash trading, investment-grade debt, leveraged finance, M&A pipeline

Favorable market conditions, increased risk-taking

Strong revenue growth across businesses and geographies

Continued cost control

Closing competitive gaps on profitability

Creation of Alternative Capital division

Slide 20

..

STRONG REVENUES AND COST CONTROL DRIVE PROFITABILITY GAINS

in %	Pre-tax margin	in %	Return on average allocated capital

Slide 21

INSTITUTIONAL SECURITIES
DIVERSE FIXED INCOME REVENUES

in CHF m Fixed Income trading revenues

In USD, 1Q04 revenues up 6% vs 1Q03

Realizing market opportunities

Favorable market conditions

Increased risk-taking

Balanced revenues: products / geography

Revenue drivers

Securitizations

Leveraged finance

Credit trading

European rates

Slide 22

INSTITUTIONAL SECURITIES
INCREASED EQUITY CLIENT AND RISK ACTIVITY

in CHF m Equity trading revenues

Improved market conditions

Increased risk-taking

Balanced revenues: products / geography

Revenue drivers

Global cash business

Proprietary

Options / structured products

Convertibles

Slide 23

INSTITUTIONAL SECURITIES
UNDERWRITING DROVE INVESTMENT BANKING

in CHF m	Investment Banking revenues

Advisory	Equity	Debt
	underwriting	underwriting
Strong debt underwriting
Investment grade debt: #4, up from #7 in 2003
Leveraged finance: Maintain #1

Increased equity activity:
Volume of USD 4.2 bn vs USD 3.9 bn in 4Q03
IPO: #1 in number of deals and #2 in volume

Advisory:
Growing M&A pipeline

Slide 24

WEALTH & ASSET MANAGEMENT
CONTINUED POSITIVE REVENUE TREND

in CHF m	Revenues by division 1)

CSAM	PCS	Investment related
gains/(losses) & Other

In USD, 1Q04 revenues up 3% vs 4Q03 1)

Credit Suisse Asset Management

Higher assets under management

Increased performance fees

Unrealized gains from private equity in Alternative Capital

Impact from minority interest consolidation

1)  Before attribution of minority interests of CHF 68 m in 1Q04
2)  Excludes CHF 134 m related to gain on sale of CSFB direct Japan joint venture reported in Other

Slide 25

WEALTH & ASSET MANAGEMENT
POSITIVE ASSET FLOWS

in CHF bn Net New Assets	in CHF bn Assets under Management

Credit Suisse Asset Management Traditional	Alternative Capital Division	Private Client Services

Slide 26

SUMMARY AND OUTLOOK

Strong quarter for all segments, benefiting from:

operating leverage

improvement in client franchise

good market conditions and high levels of client activity

Continued focus on revenue growth and building our franchise

Remain optimistic about 2004

continued momentum

levels of client activity and economic conditions

closing gap to leading performance

Slide 27

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date May 5, 2004	By: /s/ David Frick
(Signature)*
Member of the Executive Board

/s/ Karin Rhomberg Hug
* Print the name and title of the signing officer under his signature.	Managing Director